As filed with the Securities and Exchange Commission on November 12, 2004
Registration No. 333-119112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1/A-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

POWERCOLD CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	5075	23-2582701
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(IRS Employer Identification No.)

P.O. Box 1239
115 Canfield RoadLaVernia, TX 78121
(830)-779-5213
(Address, including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Charles Cleveland
Suite 304
Rock Point Centre
Spokane, Washington 99201
(509) 326-1029
(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent for Service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

==

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Convertible Term Note, no par value	1	$5,000,000	$5,000,000	
Common Stock $0.001 par value (2)	4,457,995	$1.45	$6,464,093	$819.00
Warrants to Purchase Common Stock, no par value	615,000	-0-	-0-	-0-
Common Stock, $0.001 par value	615,000[2] shares	$2.855[3]	$1,756,050	$223.63
Total Fee				$1,042.63

==

[1] Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Company's Common Stock on the OTC Electronic Bulletin Board (Symbol: PWCL) on November 8, 2004

[2] The registration fee is based on the total amount of funds to be received upon exercise of the common stock purchase warrants (issued in various private placements undertaken by the Registrant) into shares of common stock, which warrants have various exercise prices.

[3] Price is calculated as the average based upon the total funds that would be received if all warrants were exercised.

[4] Pursuant to Rule 416, this Registration Statement also registers such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends or similar transactions. It is not known how many of such shares of common stock will be purchased under this Registration Statement or at what price such shares will be purchased.

[5] The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER AND SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION
Prospectus

5,072,995 Shares

POWERCOLD CORPORATION.
PO Box 1239
115 Canfield Road
LaVernia, TX 78121

<r>We are registering for resale 4,457,995 shares of our common stock issuable upon exercise of a convertible term note and 615,000 shares of our common stock issuable upon the exercise of warrants. The convertible term note and warrants were issued to the selling shareholder identified in this prospectus.
We will not receive any of the proceeds from the sale of shares by the selling stockholder, other than payment of the exercise price of the warrants. We will pay all expenses in connection with this offering, other than commissions and discounts of underwriters, dealers or agents.

The selling shareholder will sell its shares at prevailing market prices or privately negotiated prices.</r>

Our shares of common stock are listed on the Over-the-Counter Bulletin Board operated by NASDR, Inc. under the symbol “PWCL”.

Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________________________, 2004.

Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any purchaser of any shares sold through such broker or dealer.

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider before investing in our securities. To fully understand this offering and its consequences to you, you should read the entire prospectus carefully, including the "Risks Factors" section and the remainder of the prospectus, before making an investment decision. In this prospectus we refer to PowerCold Corporation. as "PowerCold," "we," "our" and "us."

PowerCold Corporation

We were formed on October 7, 1987 in the State of Nevada. We design, engineer, manufacture, market and support energy efficient industrial refrigeration and HVAC (Heating/Ventilation/Air Conditioning) systems. Our products are used in large food processors, hotel, assisted care living facilities, retail chain stores, fast food restaurants, as well as in small commercial air-conditioning units.

We have four wholly owned subsidiaries:

** PowerCold Products, Inc. supports our product development, engineering and manufacturing.

**PowerCold ComfortAir Solutions, Inc., supports our sales and marketing offering turnkey high efficiency HVAC solutions for commercial buildings.

**PowerCold International, Ltd., markets all our products and system applications worldwide through various alliances and marketing agencies.

**PowerCold Technology, LLC holds title to all of our patents.

The Company's executive offices are located at 115 Canfield Road, LaVernia, TX 78121. Our telephone number is (830)-779-5213 and our facsimile number is (830)-253-8181. Unless otherwise indicated, references in this Prospectus to "PowerCold,", "we," "us" and "our" are to PowerCold Corporation.

The Offering

The selling stockholder is offering for resale 4,457,995 shares of our common stock issuable upon conversion of a convertible term note, together with warrants to purchase 615,000 shares of common stock and common stock acquirable upon exercise of such warrants, all of which were sold at various prices pursuant to the exemptions from registration provided by Regulation D promulgated under the Securities Act of 1933.

We agreed to register the stock underlying the convertible term note, the warrants, and stock underlying the warrants, for resale by the selling stockholders. This prospectus is part of the registration statement filed to meet our obligations under the registration rights agreement.

We will not be involved in the offer and sale of these shares other than registering such shares and warrants pursuant to this prospectus.

Our shares of common stock are quoted on the Over-the-Counter Bulletin Board operated by NASDR, Inc. under the Symbol "PWCL".

THE OFFERING

You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We may not make an offer of the common stock in any state where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date.

Common stock offered by the Selling Shareholder	5,072,995 shares
Common stock to be outstanding immediately after this offering [1]	27,612,332 shares
Use of Proceeds	We will not receive any proceeds from the sale of stock
.	
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.
Dividend Policy	We have not paid any dividends and do not anticipate that we will do so in the foreseeable future. See "Description of Securities" for more information.
OTC BB symbol	PWCL

[1]The number of shares of common stock to be outstanding upon completion of this offering is based on 27,612,332 shares of common stock outstanding as of November 8, 2004 (on a fully diluted basis)

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the summary consolidated financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The summary consolidated financial data at and for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999 are derived from our consolidated financial statements. Earnings per share is computed using the weighted average number of shares of common stock. Book value per share excludes the effect of any outstanding stock options. Results for past periods are not necessarily indicative of results that may be expected for any future period.

<r>

	Six Months Ended 6/30/2004	Year Ended 12/31/12/31	Year Ended 12/31/2002	Year Ended 12/31/2001	Year Ended 12/31/2000	Year Ended 12/31/1999
Revenue	$4,602	$4,070	$1,506	$814	$395	$562
Gross Profit (loss)	$1,161	$1,443	$257	$(15)	$112	$(40)
Net Income (loss)	$(1,009)	$(2,657)	$(4,291)	$(2,328)	$(1,103)	$(1,199)
Basic Earnings (loss) per share	$(0.05)	$(0.13)	$(0.25)	$(0.16)	$(0.13)	$(0.18)
Diluted Earnings (loss) per share	$(0.05)	$(0.13)	$(0.25)	$(0.16)	$(0.13)	$(0.18)
Dividends per share	N/A	N/A	N/A	N/A	N/A	N/A
Basic Average Shares (000)	21,755	20,163	17,118	15,005	10,157	7,107
Diluted Average Shares (000)	21,755	20,163	17,118	15,005	10,157	7,107
Working Capital	$564	$159	$(55)	$413	$126	$(938)
Long Term Debt	$0	$0	$0	$0	$6	$0
Shareholders' Equity	$2,030	$1,562	$782	$2,339	$1,255	$414
Total Assets	$7,072	$4,593	$1,685	$2,824	$1,781	$1,634

</r>

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this Prospectus before you decide to invest in our common stock. There is a great deal of risk involved. Any of the following risks could affect our business, its financial condition, its potential profits or losses and could result in you losing your entire investment if our business became insolvent.

Specific Risks Related to Our Business

We are subject to government regulations that may impose additional technology requirements to our products, which may increase our manufacturing costs, thus reducing our profitability.

Environmental regulations affect our business. There are many federal, state and local rules and regulations governing the environment. .The environmental laws affecting us most relate to the use of chemicals in refrigeration and heating systems and equipment. Some chemicals used in air conditioning and refrigeration equipment products may affect the ozone layer. None of our products use the banned chemicals. Our equipment uses substitutes for environmentally destructive chemicals such as Freon, Failure to meet those regulations our income would be seriously affected, since we are engaged in the manufacture and servicing of commercial heating and air conditioning equipment.

As a result our business is subject to extensive, frequently changing, federal, state and local regulation regarding the following:

- health safety and environmental regulations;
- changing technology requirements.

Some of these laws may restrict or limit our business. Much of this regulation, particularly technology requirements, is complex and open to differing interpretations. If any of our operations are found to violate these laws, we may be subject to severe sanctions or be required to alter or discontinue our operations. If we are required to alter our practices, we may not be able to do so successfully. The occurrence of any of these events could cause our revenue and earnings to decline. Changes in regulations specifically governing the use of certain refrigerants may make some of our equipment designs obsolete, causing us to increase spending on research and development and impair the value of our patents. The magnitude of such risk cannot be quantified and would be speculative. If our intellectual property were entirely impaired assets could be reduced by as much as $1,266,000.

We have a history of net losses. We expect to continue to incur net losses, and we may not achieve or maintain profitability. Independent auditors have expressed substantial uncertainties for our continuation as a going concern

We have incurred net losses each year since our inception in 1987 including net losses of approximately $2,656,548 for the year ended December 31, 2003, $4,291,443 in 2002 and $2,328,402 in 2001. As of December 31, 2003, we had an accumulated deficit of approximately $16,277,470. The time required to reach profitability is highly uncertain. We may not achieve profitability on a sustained basis, if at all. The cash burn for the first quarter of 2004 was $977,600 and $837,681 for the second quarter ended June 30, 2004. The average quarterly cash burn for 2003 was $784,000. Planned R&D activity for new product development and existing product improvement is projected at $1,100,000 over the twelve month period through April 2005 and will be dependent upon available funds.

Our financial statements for the year ended December 31, 2003, were audited by our independent certified public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming we will continue as a going concern and that we have incurred operating losses since inception that raise substantial doubt about our ability to continue as a going concern.

We believe that there is substantial doubt about our ability to continue as a going concern due to our total accumulated deficit of $17,286,449 as of June 30, 2004. Net losses may continue for at least the next several years. The presence and size of these potential net losses will depend, in part, on the rate of growth, if any, in our revenues and on the level of our expenses. The number of employees has varied over the previous eighteen month and to some extent is dependant upon the backlog of orders from products manufactured by us. There has been a net increase in the sales and marketing staff in an effort to increase revenue. This trend is expected to continue as the customer base expands. Substantial increases in the cost of certain raw materials such as copper tubing and polyethylene resin may temporarily impact, in a negative way, the gross profit margins of equipment sold. The cost of insurance coverage and regulatory compliance continues to escalate with little near term relief expected. We will need to generate significant additional revenues to achieve profitability. Even if we do increase our revenues and achieve profitability, we may not be able to sustain profitability.

We will need additional funds in the future, which may not be available to us. If we do not secure additional financing, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures.

We require substantial working capital to fund our business. . We need at least $260,000 in funds per month to operate. We have had significant operating losses and negative cash flow from operations. Additional financing may not be available when needed on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our product line of evaporative condensers and fluid coolers, take advantage of approved vendor status with major hospitality chains or respond to competitive pressures, which could materially adversely affect our business. Our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our customer base, the growth of sales and marketing and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated or find it necessary to reduce the size of our workforce limiting our ability to respond rapidly to design and engineering requests and bid on new projects.. <r>

</r>**The loss of Francis L. Simola or the inability to attract additional personnel could impair the growth of our business.**

We do carry key-man r life insurance on our chief executive officer, Francis L. Simola in the amount of $1 million. If he dies or becomes disabled, we would have to divert time and money to locate an experienced replacement. To do so would be time consuming and expensive. We would be competing against large companies seeking similar candidates. A loss of Mr. Simola would hurt our operations and financial condition as he has directed us since formation. There is no one else associated with us who can manage our operations like Mr. Simola. The magnitude of the risk to us would be at least $200,000 per year in salary costs, plus additional compensation.

Our Stock Value has fluctuated in an abrupt and volatile manner in the past and may do so in the future which may impair our ability to raise capital through equity offerings.

Our stock is traded on the Electronic, Over the Counter Bulletin Board. Stocks that trade on the OTC Bulletin Board tend to experience dramatic price volatility. The trading price of our common stock has been subject to significant fluctuations to date and could be subject to wide fluctuations in the future, limiting our ability to raise capital at favorable terms and increasing the cost of capital in the equity markets. The lower our stock trades, the more expensive the cost of raising additional capital becomes.

If we fail to adequately protect our proprietary technologies, third parties may be able to use our technologies, which could prevent us from competing in the market.

Our success is dependent upon our proprietary information and technology. We rely on a combination of patent, contract, trademark and trade secret laws and other measures to protect our proprietary information and technology. The patents issued to us may not be adequate to protect our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. In addition, patents may not issue under future patent applications, and the patents issued under such patent applications could be invalidated, circumvented or challenged. It may also be particularly difficult to protect our products and intellectual property under the laws of certain countries in which our products are or may be manufactured or sold. There can be no assurance that the steps we have taken to protect our technology will be successful.

We believe our products and technology do not infringe on any proprietary rights of others. Any claims for infringement, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. Any successful infringement claim could have a material adverse effect upon our business, results of operations and financial condition.

We operate in an intensely competitive industry with rapidly evolving technologies, and our competitors may develop products and technologies that make ours obsolete.

We are in an extremely competitive market. We compete because of our service, price, quality, reliability and efficiency of our products. Several of our competitors have more money. Several of the Companies we compete with are RECold, BAC, and Evapco, York, and Carrier.

Our stock price is likely to be below $5.00 per share and is currently a "Penny Stock" which will place restrictions on broker-dealers recommending the stock for purchase.

Our common stock is defined as "penny stock" under the Securities Exchange Act of 1934, and its rules. The SEC has adopted regulations that define *"penny stock"* to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions.

Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. If our common stock becomes subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock, if such trading market should occur. As a result, fewer broker-dealers are willing to make a market in our stock. You would then be unable to resell our shares.

Anti-Takeover Provisions In Our Charter Documents And Nevada Law Could Make A Third-Party Acquisition Of Us Difficult. This Could Limit The Price Investors Might Be Willing To Pay In The Future For Our Common Stock.

Provisions in our amended and restated certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, or control us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our amended and restated certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders and our amended and restated bylaws eliminate the right of stockholders to call a special meeting of stockholders, which could make it more difficult for stockholders to effect certain corporate actions. These provisions could also have the effect of delaying or preventing a change in control. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock.

FORWARD-LOOKING STATEMENTS

The statements included in this Prospectus regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. You can identify forward-looking statements by terminology including “could,” “may,” “should,” “except,” “plan,” "expect," "project," "estimate," "predict," "anticipate," "believes", "intends", and the negative of these terms or other comparable terminology. Such statements are based upon our current expectations and involve a number of risks and uncertainties and should not be considered as guarantees of future performance. These statements include, without limitation, statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Readers are cautioned not to place undue reliance on these forward looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Shareholder.

Upon exercise of all of warrants, we would receive proceeds of $1,756,050. There is no guarantee that any or all of the warrants will be exercised.

The proceeds from the exercise of the warrants will be used to produce and manufacture additional inventory of our new fluid cooler products and heat exchangers(estimated 20% of the proceeds), develop new and improved products (estimated 30% of the proceeds), expand sales and marketing activity with 50% of funds used for marketing and sales activities.

We estimate we will spend approximately $25,000 in registering the offered shares.

DIVIDEND POLICY

Our board of directors has never declared a cash dividend. We do not have any present intent to pay any cash dividends. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and other factors that our board of directors may deem relevant.

DETERMINATION OF OFFERING PRICE

The Selling Shareholder is expected to sell its shares at market prices.

DILUTION

We are not offering any shares in this registration statement. All shares are being registered on behalf of our Selling Shareholders.

CAPITALIZATION

The following table shows our capitalization, as of June 30, 2004:

* on an actual basis, unadjusted for any exercise of outstanding options, warrants, and the convertible term note

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Actual (As of June 30, 2004)	As Adjusted *
Cash and cash equivalents	$ 254,658	$14,852,091[1]
Debt	$ 1,684,014	$34,014[2]
Stockholders' Equity:	$2,030,153	$16,627,586[3]
Capital Stock	22,301,125	35,250,426[4]
Additional Paid-in Capital	$18,376,704	$35,265,637[5]
Retained Earnings (Accumulated Deficit)	$(17,286,449)	$(17,286,449)
Treasury Stock	Nil	Nil

* Adjusted for the exercise of all warrants, options, conversion of convertible debt and repayment of bridge loan debt.

[1] We have assumed that our cash is increased: $6,787,945 by the following exercise of options and warrants; exercise of 5,303,082 options at an average price of $1.28 per share; $2,808,500 from the net of the $5,000,000 convertible debt from Laurus reduced by the $641,500 in total fees and the repayment of $1,550,000 in bridge loan debt raised through Philadelphia Brokerage Corporation; $1,756,050 upon the exercise of the 615,000 warrants issued to Laurus; $3,244,938 from the exercise of outstanding warrant purchase agreements.

[2] We have assumed that our debt is reduced $1,650,000 by the repayment of $1,550,000 in bridge loan debt and the conversion of $100,000 in bridge loan debt to equity.

[3] We have assumed that our Shareholders' Equity is increased $14,597,433 through the exercise of all options, warrants and the full conversion of the Laurus $5,000,000 convertible debt.

[4] We have assumed that our Capital Stock is increased 12,949,301: 238,212 shares issued between July 1, 2004 and October 18, 2004; 5,303,082 with the exercise of all outstanding options; 2,950,012 with the purchase of all outstanding warrants; and the 4,457,995 being registered for the convertible debt instrument.

[5] We have assumed that our Paid in Capital is increased $16,888,933; $5,000,000 for the convertible debt from Laurus; $6,787,945 upon the exercise of all outstanding options; $5,000,988 upon the exercise of all outstand warrants and $100,000 for the conversion of a portion of the bridge load debt.

SELLING SECURITY HOLDER

SELLING SHAREHOLDER

Securities Purchase Agreement

On July 29, 2004 we entered into a securities purchase agreement with Laurus Master Fund, Ltd., a Cayman Islands company ("Laurus") for the purchase of a $5,000,0000 convertible term note ("Note"). Under the terms of the securities purchase agreement, we also issued common stock purchase warrants to Laurus to purchase 615,000 shares of common stock, exercisable for three years from the Initial Exercise Date. The exercise prices of the warrants are $2.63 for the 300,000 shares and $3.07 for the remaining shares.

The note will mature on July 29, 2007. The note bears interest at the prime rate of interest plus 1 percentage point, with a minimum interest rate of 5% and a maximum rate of 8%. The note is convertible into our common stock with a conversion price of $1.87 on July 29, 2004, subject to conversion by Laurus as well as an automatic conversion. We also retain the right to prepay the note at 125% of the unpaid balance for 12 months from July 29, 2004; 115% of the unpaid balance for 12-24 months from July 29, 2004; and 110% of the unpaid balance after 24 months from July 29, 2004. As consideration for investment banking services in connection with the securities purchase agreement, we paid 4.29% of the gross proceeds to an affiliate of Laurus, 0.04% to Loeb & Loeb, LLP and 8.5% of the gross proceeds to theDragonfly Capital Partners, LLC. (an affiliate of Oberob Group, LLC, a North Carolina limited Liability Company)

We are filing the registration statement, of which this prospectus is a part, primarily to fulfill a contractual obligation to do so.

No warrant solicitation fees were paid, and the gross proceeds received by us were $5,000,000

Resale of the shares of our common stock issuable in connection with the convertible term note and warrants purchased under all of the investor's agreements is covered by this Prospectus.

Laurus is not a natural person. Laurus does not file any reports under the Exchange Act. Laurus is not a majority subsidiary of a reporting Company under the Exchange Act. Laurus is not a registered investment adviser under the 1940 Act or a registered broker-dealer. Laurus has represented it has no agreement or understandings, directly or indirectly, with any person to distribute our securities, as of the time of their purchase of the Note. <r>Laurus Capital Management, LLC is the entity that exercises voting and investment power on behalf of Laurus Master Fund, Ltd., a "Selling Shareholder". David Grin and Eugene Grin are the natural persons who exercise voting power over Laurus Capital Management, LLC. Laurus Capital Management, LLC is the affiliate of Laurus Master Fund, Ltd. who received consideration for investment banking services in connection with the securities purchase agreement. Laurus Capital Management, LLC is the entity that exercises voting and investment power on behalf of Laurus Master Fund, Ltd., a "Selling Shareholder". </r>

Laurus Master Fund, Ltd. is neither a registered broker-dealer nor a broker-dealer's affiliate.

Ownership Table

Set forth below is listed the stockholder who may sell shares pursuant to this prospectus. The number of shares column represents the number of shares owned by the selling stockholder prior to the offering. The "Common Shares Beneficially Owned Following the Offering" column assumes all shares registered hereby are resold by the Selling Stockholder. The Selling Stockholder identified in the following table is offering for sale 4,457,995 shares of common stock issuable upon conversion of the Note and 615,000 shares of common stock upon exercise of the warrants. None of these shares are being offered by directors, officers or principal stockholders.

We will not receive any proceeds from the sale of the shares by the Selling Stockholder.

Name of Shareholder	Common Stock Owned Beneficially Prior to Offering	Number of Common Shares Offered Hereby	Common Shares Beneficially Owned Following the Offering	Number of Warrants Held/ Exercise Price	Warrant Termination Date	Common Shares Beneficially Owned Following the Offering Greater Than 1%
Laurus Master Fund, Ltd. c/o M&C Corporate Services LimitedP.O. Box 1234 G.T. Ugland House South Church Street Grand Cayman Cayman Islands	4.99%	4,457,995	0	615,000[1]	July 29, 2007	0

[1] Warrants for 300,000 shares exercisable at $2.63 per share and Warrants for 315,000 shares exercisable at $3.07 per share.

As of November 8, 2004, the number of shares of Common Stock that can be sold by officers, directors, principal shareholders, and others pursuant to Rule 144 is 5,084,398.

Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock.

As of November 8, 2004, we had 22,539,337 shares of our common stock outstanding, which shares were held by approximately 1,650 shareholders of record.

For three years prior to July 29, 2004, Laurus had no material relationship with us.

Blue Sky

Thirty-five states have what is commonly referred to as a "manual exemption" for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as we obtain and maintain a listing in Standard and Poor's Corporate Manual, secondary trading can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, Maryland, District of Columbia, Maryland, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming.

PLAN OF DISTRIBUTION

We are registering on behalf of the selling stockholder, 4,457,995 shares of our common stock underlying a convertible term note it owns. We will also register 615,000 warrants to purchase our common stock, and 615,000 shares underlying the warrants. No warrant solicitation fee will be paid. The selling stockholders may, from time to time, sell all or a portion of the shares of common stock in privately negotiated transactions or otherwise. Such sales will be offered at prevailing market prices or privately negotiated prices.

The shares of common stock may be sold by the selling stockholder by one or more of the following methods, without limitation:

- on the over-the-counter market;
- to purchasers directly;
- in ordinary brokerage transactions in which the broker solicits purchasers;
- through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;
- through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;
- through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;
- through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;
- in any combination of one or more of these methods; or
- in any other lawful manner.

None of our officers, directors or principal stockholders are selling any stock pursuant to this prospectus. Brokers or dealers may receive commissions or discounts from the selling stockholder or, if any of the broker-dealers act as an agent for the purchaser of said shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of the shares of common stock at a stipulated price per share. In connection with such resale, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above. If the selling shareholder enters into an agreement to sell its shares to a broker-dealer as principal and the broker-dealer is also acting as an underwriter, we will be required to file a post-effective amendment to identify the broker-dealer, provide the required information on the plan of distribution, revise the disclosures in this prospectus, as well as filing any underwriting agreement. The broker-dealer will be required to then seek the clearance of the Corporate Finance Department of the National Association of Securities Dealers as to any underwriting compensation and arrangements. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

The selling stockholder may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

The selling stockholder and any broker-dealers or agents that participate with the selling stockholder in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Furthermore, selling stockholder is subject to Regulation M of the Exchange Act. Regulation M prohibits any activities that could artificially influence the market for our common stock during the period when shares are being sold pursuant to this prospectus. Consequently, the selling stockholder, if they are also our officers and directors, must refrain from directly or indirectly attempting to induce any person to bid for or purchase the common stock being offered with any information not contained in this prospectus. Regulation M also prohibits any bids or purchases made in order to stabilize the price of our common stock in connection with the stock offered pursuant to this prospectus.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with the distribution of our common stock by such broker-dealers or pursuant to exemption from such registration. A selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. A selling stockholder may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock.

We have not registered or qualified offers and sales of shares of the common stock under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the selling shareholder will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling shareholder may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

All expenses of the registration statement estimated to be $25,000 including but not limited to, legal, accounting, printing and mailing fees are and will be paid by us. We have agreed to pay costs of registering the selling stockholder’s shares in this prospectus. However, any selling costs or brokerage commissions incurred by each selling stockholder relating to the sale of his/her shares will be paid by the selling stockholder.

Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such a broker-dealer.

DESCRIPTION OF SECURITIES

Common Stock

We can issue up to 200,000,000 shares of Common Stock, $0.001 par value per share. Our stockholders are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. A majority of our outstanding Common Stock can elect the entire Board of Directors of the Company. Our bylaws say that a majority of the outstanding shares is a quorum for shareholders' meetings, except if the bylaws or a law say otherwise.

Our Shareholders have no preemptive rights to acquire additional shares of Common Stock or other securities. Our Common Stock is subject to redemption and will carry no subscription or conversion rights. If we liquidate, our Common Stock will be entitled to share equally in corporate assets after satisfaction of our bills. The shares of Common Stock, once issued, is fully paid and non-assessable.

Our stockholders can receive dividends if the Board of Directors decides to do so and if we have the funds legally available. We intend to expand our business through reinvesting our profits, if we have any, and don't expect to pay dividends.

Our Directors have the authority to issue shares without action by the shareholders.

Preferred Stock

We also can issue 5,000,000 shares of preferred stock. We did issue 1,250,000 shares of a Series convertible, preferred stock, $.001 par value. Those shares were subsequently converted to common stock. Currently no Preferred Stock is outstanding

Warrants

The following chart summarizes warrants that are currently outstanding:

Number of Warrants	Date of Issuance	Exercise Price	Expiration Date	
120,000	July 12, 2001	$1.00 per share	July 12, 2005	
30,000	July 24, 2001	$1.00 per share	July 24, 2005	
10,000	August 3, 2001	$1.00 per share	August 3, 2005	
250,000	August 27, 2001	$0.50 per share	August 27, 2005	
75,000	September 5, 2001	$0.77 per share	September 5, 2005	
44,000	October 12, 2001	$1.38 per share	October 12, 2005	
44,000	October 12, 2001	$2.50 per share	October 12, 2005	
10,480	November 28, 2001	$2.50 per share	November 28, 2005	
13,333	January 24,2002 through February 1, 2003	$2.50 per share	February 1,2004	Expired unexercised
18,750	March 8, 2002	$3.00 per share	March 8, 2004	Expired unexercised
150,000	July 12, 2002	$1.00 per share	July 12, 2005	
5,000	October 17, 2002	$2.50 per share	October 17, 2004	Expired unexercised
4,000	October 28, 2002	$2.25 per share	October 28, 2005	
60,000	December 9, 2002	$2.25 per share	December 9, 2005	
20,000	January 23, 2003	$2.25 per share	January 23, 2006	
40,000	February 20, 2003	$1.75 per share	February 20, 2006	
50,000	May 13, 2003	$1.50 per share	May 13, 2006	
310,000	June 30, 2003	$2.25 per share	June 30, 2006	
70,000	June 30, 2003	$0.01 per share	June 30, 2006	Exercised on 7/8/03 for $700
75,000	December 17,2003	$2.00 per share	December 17, 2006	
330,000	January 12, 2004 through February 27, 2004	$1.50 per share	1 year exercise period from date of issuance	
115,500	March 1, 2004	$1.00 per share	March 1, 2009	
31,407	June 25, 2004 through June 28, 2004	$2.50 per share	3 year exercise period from date of issuance	
165,000	June 28, 2004	$1.50 per share	June 27, 2007	
160,625	July 19, 2004	$2.00 per share	July 19, 2009	

On July 29, 2004 we issued common stock purchase warrants to Laurus to purchase 615,000 shares of common stock, exercisable for three years from the Initial Exercise Date. The exercise prices of the warrants are $2.63 for the 300,000 shares and $3.07 for the remaining shares. These warrants were issued by us in connection with a convertible debt funding and were not registered under any securities laws.

On August 30, 2004 we issued common stock purchase warrants to Dragonfly Capital Partners, LLC to purchase 300,000 shares of common stock, exercisable for three years from the Initial Exercise Date of August 30, 2004. The exercise price of the warrants is $1.87 per share. These warrants were issued by us in connection with the convertible debt funding and were not registered under any securities laws.

In 2002 151,515 warrants were exercised for gross proceeds to us of $227,272.50.

In 2003 239,869 warrants were exercised for gross proceeds to us of $255,503.50.

In 2004 1,417,532 warrants were issued, 210,000 options were exercised and $210,000 was received upon exercise.

The warrants detailed above were issued in conjunction with the private placement of our common stock as units in order to make the securities offered more attractive to prospective purchasers.

As of November 8, 2004, no other warrants to purchase our common stock have been issued.

Options Outstanding

As of November 8, 2004 we have 5,303,082 options to purchase our common stock outstanding at an average exercise price of $1.28 per share.

There are currently available 758,370 options under the 2002 Employee Stock Option Plan. As of November 8, 2004, 745,000 options have been granted under such Plan.

Convertible Term Note

<r>

On July 29, 2004 we sold to Laurus Master Fund, Ltd. ("Laurus Funds"), of a Convertible Term Note in the principal amount of Five Million Dollars. The Note is convertible into our common stock at an initial fixed conversion price of $1.87 per share.

Interest payable on the Note shall accrue at a rate per annum equal to the prime rate published in The Wall Street Journal from time to time, plus one percent (1.0%). The interest rate shall not be less than five percent (5.0%) and no more than eight percent (8.0%). Interest shall be (i) calculated on the basis of a 360 day year, and (ii) payable monthly, in arrears, commencing on August 1, 2004 and on the first business day of each consecutive calendar month thereafter until the Maturity Date, July 29, 2007.

Amortizing payments of the aggregate principal amount outstanding under this Note shall begin on February 1, 2005 and shall recur on the first business day of each succeeding month thereafter until the Maturity Date. Beginning on the first Amortization Date, We agreed to make monthly payments to Laurus Funds on each Repayment Date, each in the amount of $166,666.67 together with any accrued and unpaid interest to date on such portion of the Principal Amount plus any and all other amounts which are then owing under this Note, the Purchase Agreement or any other Related Agreement but have not been paid. Any Principal Amount that remains outstanding on the Maturity Date shall be due and payable on the Maturity Date. We also retain the right to prepay the note at 125% of the unpaid balance for 12 months from July 29, 2004; 115% of the unpaid balance for 12-24 months from July 29, 2004; and 110% of the unpaid balance after 24 months from July 29, 2004.

We also agreed to file a registration statement within 45 days from July 29, 2004, registering the number of shares underlying the secured convertible term note and the warrants, and to have that registration statement declared effective with the Securities and Exchange Commission within 120 days from July 29, 2004. In the event that the registration statement is not filed by the required deadline, We are obligated to pay Laurus Master Fund 1% of the original principal amount of the convertible note, for each 30-day period, or portion thereof, during which the registration statement is not filed. In the event that the registration statement is not declared effective by the Securities and Exchange Commission by the required deadline, which is 120 days from the date of the Securities Purchase Agreement, we are obligated to pay to Laurus Master Fund 1% of the original principal amount of the convertible note, for each 30-day period, or portion thereof, during which the registration statement is not effective.

We filed the registration statement for Laurus Funds 4 days after the required deadline. Since the registration statement was still under review by Laurus at the required 45 day filing deadline. Laurus agreed to waive the penalty fee associated with the late filing of the registration statement.

On July 29, 2004 we sold a convertible term note to Laurus Master Fund, Ltd., a Cayman Islands company for $5,000,000 ("Note"). The note will mature on July 29, 2007. The note bears interest at the prime rate of interest plus 1 percentage point, with a minimum interest rate of 5% and a maximum rate of 8%. The note is convertible into our common stock with a conversion price of $1.87 on July 29, 2004, subject to conversion by Laurus as well as an automatic conversion. We also retain the right to prepay the note at 125% of the unpaid balance for 12 months from July 29, 2004; 115% of the unpaid balance for 12-24 months from July 29, 2004; and 110% of the unpaid balance after 24 months from July 29, 2004. We are registering the Note and underlying common stock.</r>

Transfer Agent

The transfer agent for the shares of Common Stock of the Company is Computershare Trust Company, Inc., 350 Indiana Street, Suite 300, Golden, CO 80401.

OUR BUSINESS

General Development of Business

Company History

<r>We were established in October, 1987 (f/k/a International Cryogenic Systems Corporation) to fabricate and market freezer systems. We originally developed and patented a "quick freeze" system. On December 28, 1992, the Company acquired the patent rights (U.S. Patent No. 4,928,492) and related engineering and technology to a process of quick freezing food products, and cleaning and treating various nonfood products by using a circulating cryogenic liquid in a closed pressurized vessel system, in exchange for 2,414,083 shares of common stock. The common stock was valued at $.30 per share, which was determined by management to be the fair market value. Two directors of the Company were also directors of the company selling such patent rights.</r>

In January l993, we merged into Marco Ventures. During 1995 and 1996 we acquired four businesses in an exchange of stock transaction: RealCold Products, Inc., RealCold Maintenance Systems, Inc., Technicold Services, Inc. and Nauticon, Inc.

Our name was changed to PowerCold Corporation (PowerCold) in April 1997, and we currently trade on the OTC Bulletin Board under the symbol *PWCL*.

RealCold Products and RealCold Maintenance designed and manufactured custom refrigeration systems; Technicold Services provided consulting services for commercial refrigeration and freezing systems; and Nauticon owned a line of patented evaporative condensers and heat exchange systems for the HVAC and refrigeration industry. In July 1997 we sold the assets of RealCold Products to Wittcold Systems, Inc., a wholly owned subsidiary of Dover Resources and Dover Corp. We ceased operations of our subsidiary Technicold Services in June 2003 and discontinued consulting and educational services to the commercial refrigeration industry. Effective January 1, 2002, RealCold Products, Inc. name was changed to PowerCold Products, Inc., and Nauticon, Inc. was dissolved as an operating entity. The Nauticon product line is being supported under PowerCold Products, Inc.

All of our operations are now conducted through our four subsidiaries, namely, PowerCold Products, Inc.;PowerCold CofortAir Solutions, Inc., PowerCold Energy Systems, Inc., and PowerCold International, Ltd.

Financial Information About Business Segments

The table below summarizes certain financial information about our subsidiaries for the past three years.

PowerCold Products, Inc	2003	2002	2001
Sales	$620,209	$628,217	$531,605
Gross Profit	($179,341)	($17,168)	($191,990)
Operating Income (Loss)	($759,357)	($1,113,179)	($1,016,673)
Total Assets	$352,255	$577,966	$650,893
PowerCold ComfortAir Solutions, Inc	2003	2002	2001
Sales	$3,450,267	$877,673	$282,733
Gross Profit	$1,571,273	$273,937	$128,676
Operating Income (Loss)	($283,193)	($178,671)	($209,908)
Total Assets	$2,720,169	$358,598	$150,429
Technicold Services, Inc (1)	2003	2002	2001
Sales	$36,000	$90,032	$67,751
Operating Income (Loss)	N/A	$9,336	$7,295
Gross Profit	$6,646	$24,327	$33,446
Total Assets	$0	$26,966	$26,318
PowerCold International, Ltd	2003	2002	2001
Sales	$0	N/A	N/A
Operating Income (Loss)	$0	N/A	N/A
Gross Profit	$0	N/A	N/A
Total Assets	$0	N/A	N/A

(1) Technicold Services, Inc. discontinued operations in June 2003

Narrative Description of Business

The following is a description of our business.

Subsidiary Companies

PowerCold *Products, Inc.* PowerCold Products, Inc., is a Texas Corporation, formed on February 1, 1995 ("PCP"). It provides product research and development, engineering and manufacturing of patented evaporative condensers and heat exchange systems for the heating, ventilation and air condition (HVAC) and refrigeration industry. PCP supports the Company's Nauticon® and EV Chill™ product lines with engineering design, manufacturing and packaging its products. PCP also supports custom refrigeration systems by designing, engineering and packaging special customer orders. As of June 30, 2004 PowerCold Products had eight (8) employees in its business segment. Two in Corporate Administration, one in Division Administration, two in Research and Development and two in Engineering.

Major PowerCold Products, Inc customers constituting 15% or more of annual revenue.

2001	Greentech/Techniverde LLC $161,811; 39.8% of revenue
2002	Alturdyne Inc. $100,204; 15.8% of revenue; E-PAK Technology, Inc. $315,991; 49.8% of revenue
2003	Shun Sheong Electrical Engineering $129,066; 39.9% of revenue.
2004	None

PowerCold Products operates out of facilities located in LaVernia, Texas.

During Fiscal 2003/2002/2001, sales by PowerCold Products represented about 15.2%, 39.4% and 60.3% respectively of our total revenue; with export sales representing 3.87%, 0.88% and 0% respectively.

<r>The Nauticon patented products are and simple to manufacture. They are used for evaporative condensers, fluid coolers, sub-coolers commercial and industrial refrigeration system components, and custom refrigeration products for commercial and industrial use. PowerCold has continued to invest and improve the Nauticon product line, greatly expanding its products ranging from a single 10-ton unit up to a 300-tons. We have three patents related to the Nauticon product line. Patent No. 5,582,241, Heat Exchanger for Air Conditioning Assemblies 2/14/1994; Patent No. 5,501,269, Condenser Unit for Air Conditioning, 3/26/1996; Patent No. 5,787,722, Heat Exchange Unit for Air Conditioning, 7/29/1997. All patents are held by PowerCold Technology, LLC and licensed to PowerCold Products, Inc. and PowerCold ComfortAir Solutions, Inc. The patented products sold by PowerCold Products, Inc. were 75% in 2001, 60% in 2002 and 100% in 2003 of PCP total revenue.</r>

PowerCold ComfortAir Solutions, Inc. PowerCold ComfortAir Solutions, Inc., is a Nevada Corporation, formed on December 27, 2000 ("PCS"). PCS supports sales and marketing for all U.S. operations offering high efficiency design build HVAC solutions for new and retro-fit commercial buildings, including major hotel chains, national restaurant and retail store chains, extended care facilities, and office buildings. PCS provides these national accounts with turnkey solutions for the design, engineering and installation of complete efficient HVAC solutions. The Company's services are specifically targeted toward large national accounts, such as hospitality providers and national retailers who standardize their HVAC systems across all of their properties. . As of June 30, 2004 PowerCold ComfortAir Solutions Inc. had twenty-three (23) employees in its business segment. Four in Division Administration, seven in Engineering, seven in Sales and five in Customer Service.

Major PowerCold ComfortAir Solutions, Inc customers constituting 15% or more of annual revenue.

2002 All Facility Service PLC, $277,633, 31.7%; Buron Construction $191,360, 21.8%; Dick Anderson Co., $208,044, 23.7%

2003 Zakco Commercial Consultants, Inc, $800,000, 19.3% through 6/30/2004 Steve Sparks, $715,000, 17.6%; Wingate Inn New Orleans $1,485,754, 36.6%

<r>We introduced two new applications to support our national chain store business: (i) the *BreezeMaster* system, designed for use by large chain retail and fast food stores, is a closed loop cooler that prevents moisture buildup associated with standard evaporative condensers. This application is for high volume 10 to 30 ton commercial rooftop unit market, where weight and height are an issue; and (ii) The *DesertMaster* system is a energy efficient fresh air system. It uses cool or warm exhaust air being circulated out of a building to cool or heat incoming outside fresh air. The desiccant section is then used to remove the moisture from all the public spaces, 24 hours per day seven days per week. h</r>

PowerCold ComfortAir Solutions operates out of facilities located in Largo, Florida.

During Fiscal Years 2003/2002/2001, sales by PowerCold ComfortAir Solutions represented about 84.8%, 55.0% and 32.1% respectively of our total revenue; with export sales representing 0%, 15.9% and 0% respectively.

PCS has an operating division known as *Applied Building Technology*. In August 2002, PCS acquired all the assets of Applied Building Technology, a supplier of complete standardized heating, ventilation and air conditioning packages for standard-sized commercial buildings. This acquisition allowed us to focus on the market for small commercial HVAC systems for national chain accounts. Increasing power costs and new clean air regulations have forced corporations with chain store operations to focus on energy savings and cleaner air.

During Fiscal Years 2003/2002/2001, sales by Technicold Services, Inc. represented about 0.1%, 5.6% and 7.7% respectively of our total revenue; with export, industrial tools and sales representing 0%, 0% and 0% respectively.

PowerCold Energy Systems, Inc. In 1999, We formed Alturdyne Energy Systems, Inc. to acquire the natural gas engine driven chillers and rotary engine generator business assets of Alturdyne, Inc.,(an independent entity) . The name was later changed to PowerCold Energy Systems in June 2002. In September 2002 we acquired an exclusive license from Alturdyne, Inc. to manufacture, package, market, develop and use intellectual property for the natural gas engine driven chillers and the natural gas rotary engine gen-set for a period not to exceed ten years. We paid Alturdyne, Inc. $400,000 as a prepayment against the first $8,000,000 in royalty payments as part of an exclusive license. In September 2003 Alturdyne, Inc. purchased 63 rotary engines from PowerCold for $460,000, Subsequently, the prepaid royalty and the rotary engine receivable was combined and structured as an outright purchase of the engine driven chiller technology.

<r> The technology and intellectual property we acquired enhances our ability to offer customers complete packaged solutions for their HVAC and power generation needs. The engine driven chillers include standard and custom packaging of natural gas, electric and diesel-fueled engine driven chillers used for HVAC system applications. PowerCold Energy Systems, Inc. is an operating division of PowerCold ComfortAir Solutions, Inc., has no employees and does not sell directly to customers. The engineering staff of PowerCold ComfortAir Solutions, Inc. is knowledgeable in the technology of PowerCold Energy Systems and incorporates it into HVAC system designs where appropriate to the customer needs.</r>

During the year ending December 31, 2002 we elected to dispose of Channel Freeze Technologies, Inc. (CFTI). Channel Freeze Technologies, Inc. was formed in September 1998, as a PowerCold subsidiary, to acquire certain assets of Channel Ice Technologies. The technology included a proprietary patent for a multi-purpose freezing system. During 2002 the company decided to allocate all its resources to its current product line. We decided there was no synergy for the Channel Freeze technology and did not conform to our future business plans. We elected to discontinue CFTI, as an operating entity in 2002, and returned its intellectual property to the previous owners in exchange for a release from an unpaid liability of $200,000 as well as a release from any other contingent or future liabilities.

Rotary Power Enterprise, Inc. was formed in September 1998 as a new PowerCold entity to acquire the Natural Gas Engine Generator Business from Rotary Power International, Inc. We are also a major shareholder of Rotary Power International, Inc. (OTCC: RPIN). The agreement included: the business assets including intellectual property, inventory and packaging capability; North American rights to the small 65 series Mazda natural gas engine block, subject to a new Mazda Agreement; and a Distributor Agreement for the Rotary Power 580 series engines from Rotary Power International, Inc. In August 2000 Rotary Power Enterprise signed a non-exclusive manufacturing license agreement for the 580 series natural gas engine with Rotary Power International. During 2002, Rotary Power Enterprise was dissolved as an operating entity; the Company merged all its assets into PowerCold Energy Systems.

On December 1, 2000, the Company acquired the assets of Ultimate Comfort Systems, Inc., including its technology rights, patent rights (U.S. Patent No. 5,183,102), and license agreement for integrated piping technology for a heating and air conditioning system. This acquisition gave the Company exclusive, non-transferable United States transfer rights to the aforementioned technology and all related assets. PowerCold filed for an enhanced patent, Environmental Air Treatment System, for worldwide use that supports all of the Company's integrated technology including desiccant and solar energy systems**.** This technology was then placed into a newly formed, wholly owned subsidiary of the Company, PowerCold ComfortAir Solutions, Inc. formerly, Ultimate Comfort Systems.

In this transaction, the Company paid $65,000 cash, assumed two lines of credit [At December 31, 2003, 2002 and 2001, notes payable consisted of an unsecured line of credit bearing interest at 7% which was assumed as part of the consideration for the acquisition of a technology license and intellectual property in December 2002. The line of credit is payable to Royal Bank of Canada for $34,014 U.S. The Company made interest only payments on this line of credit which is unsecured. Interest expense on this loan was $2,430 for each of the years ended December 31, 2002 and 2001. During the year ended December 31, 2003, the Company discontinued making the interest payments and is disputing the loan]., forgave a payment of $28,571 from projects in process, issued 100,000 shares of its common stock [100,000 shares valued at $50,000 for a technology license], and granted 150,000 of stock options at $1.00 per share. This technology was then placed into a newly formed, wholly owned subsidiary of the Company, PowerCold ComfortAir Solutions, Inc. formerly, Ultimate Comfort Systems.

December 1, 2001 we acquired 100% of Power Sources, Inc. to market cogeneration systems, which use engine-driven generators to produce both electricity and thermal power as a way of cutting power costs. We included customer contracts, pertinent selected technology and relevant intellectual property for the cogeneration systems business.

Effective August 1, 2002, PowerCold Corporation acquired 100% of the assets of Applied Building Technology, Inc. ("ABT"), a St. Petersburg, Florida based supplier of complete standardized heating, ventilation and air conditioning packages for standard-sized commercial buildings. ABT's assets were transferred into PowerCold's wholly owned subsidiary, PowerCold ComfortAir Solutions, Inc., formerly Ultimate Comfort Systems. As consideration for the acquisition of assets valued at $221,110, which include contracts in place and all intellectual property including patents, licenses and copyrights and the rights, title and interest in and to the name *Applied Building Technology, Inc.*, the Company paid the owners of ABT $65,000 in cash and 500,000 shares of PowerCold common stock at the fair market value of $450,000. In addition, PowerCold agreed to issue 175,000 options to the owners of ABT that will vest over a 3 year period. At December 31, 2002, 58,833 common stock options were vested with a fair market value of $41,416 and the Company recorded a commitment of $125,333 for the future vesting of the remaining options. The acquisition was accounted for under the purchase method. During the year ended December 31, 2003, an additional 58,833 common stock options were vested with a fair market value of $58,916 which reduced the commitment to $69,417 for the future vesting of the remaining options.

During the year ended December 31, 2002, we disposed of Power Sources, Inc. The acquired assets and liabilities have been returned to the original owner. The stock and options given in exchange for the acquisition have been rescinded. We did not receive the appropriate sales and revenue due as per its contractual agreement. We decided to support the co-generation business through PowerCold Energy Systems.

PowerCold International Ltd PowerCold International, Ltd., is a Nevada Corporation, formed on July 1, 2003 ("PCI"). It markets all company products and system applications worldwide through various alliances and marketing agencies. Agents and alliances are being organized in various countries worldwide to market and support the company's products and application systems. Two alliances include: Shun Cheong Electrical Engineering Co., Ltd., Hong Kong, and Industrias Polaris S. A., Monterrey, Mexico. PowerCold International, Ltd did not record any sales between its formation on July 1, 2003 and December 31, 2003. Since the formation of PowerCold International marketing efforts have been initiated in Hong Kong, Qatar, England, Jamaica, China, Saudi Arabia, Mexico, Canada and Kuwait. One individual in a sales and marketing capacity is employed by PowerCold International, Ltd. With his termination effective August 1, 2004 the sales and marketing effort is being directed out of the PowerCold ComfortAir Solutions, Inc. office in Largo, Florida through the existing sales, customer service and engineering staff.

Effective August 1, 2004, PCI operates out of our facilities located in Largo, Florida.

In March 2003, PowerCold signed an Agency Agreement with Shun Cheong Electrical Engineering Co., Ltd., Kowloon, Hong Kong, to market and sell PowerCold Nauticon products. Shun Cheong will be PowerCold's exclusive agent in Hong Kong and Macao, and the non-exclusive agent for Shanghai and Guangdong Province, China.

Shun Cheong Electrical Engineering Co., Ltd., a subsidiary of Shun Cheong Holdings Ltd. is a public multi-national design & build electrical and mechanical contracting firm with offices in China, Hong Kong, Macao and Qatar. The company is involved in a wide range of building services including, electrical, HVAC, fire protection, building security, plumbing & water supply and environmental protection. PowerCold Products sold twelve demonstration Nauticon units to Shun Cheong for evaluation in July and August of 2003 and signed an exclusive agent contract, however no subsequent orders have been received under their agency agreement with PowerCold International, LTD.

PowerCold Technology, LLC. PowerCold Technology, LLC, is a Nevada limited liability company, formed on February 22, 2004 ("PCT") to hold title to all of our intellectual property as well as licensing such intellectual property. PowerCold Technology, LLC licenses intellectual property rights to PowerCold Products, Inc and PowerCold ComfortAir Solutions, Inc.

There are no offices for PCT.<r>

Products

</r>*Nauticon Evaporative Condensers*

Our primary products are proprietary evaporative condensing systems used in air conditioning systems. Our Nauticon patented products are innovative in design, use new material technology, are simple to manufacture, and have a low operating cost. They are used for evaporative condensers, fluid coolers, sub-coolers and custom refrigeration products for commercial and industrial use. Nauticon products can reduce power cost in the air condition and refrigeration industry by up to 40% when used as a replacement for air cooled condensers. The efficiency of water cooled condenser technology is well understood in the industry and is the preferred method in large central chiller plants reducing kW per ton of cooling for chilled water air conditioning from a typical 1.08 kW/ton at a suction temperature of 45 F and condensing temperature of 130 F for air cooled condensers to 0.67 kW/ton at a suction temperature of 45 F and condensing temperature of 95 F for evaporative (water) cooled condenser, a 38% reduction in kW demand.Nauticon units are free of water treatment chemicals, and have self-cleaning coils that shed scale, low-maintenance evaporative condensers. The primary advantage is energy savings and reduced environmental concerns.

EV Chiller Systems

PowerCold Products designs, packages and markets energy efficient chiller systems utilizing the Nauticon evaporative condensers ("EV Chillers"). Four chiller systems are made available that meet a wide variety of industry requirements for HVAC and refrigeration system installations, namely:

> EV-Chill: water chillers, namely, water chilling and refrigeration systems utilizing water evaporative condensers for commercial and industrial use.
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> EV-Cool: air conditioning units utilizing evaporative condensers for commercial and industrial use.
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> EV-Dry: dehumidification system utilizing evaporative fluid coolers to cool warm dry air for commercial and industrial use.
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> EV-Frig: refrigeration condensing units utilizing evaporative condensers for commercial and industrial use.

HVAC Systems

We also own the exclusive U.S. technology rights for an integrated piping technology system for heating, ventilating and air conditioning systems ("HVAC"). The patented HVAC system uses existing pipes to deliver hot and chilled water to individual fan coil units. The proprietary technology is designed to utilize existing fire sprinkler piping to circulate the cooling water around the building. In addition, the domestic hot water lines also distribute heating energy. The dual use of the piping system provides cost effective, high quality, compressor-free systems to the hospitality industry with the comfort of four-pipe air conditioning. The PowerCold ComfortAir system provides the precise comfort control of four pipe air conditioning at a lower capital cost through the elimination of separate hot water and chilled water cooling loops reducing the number of pipe loops from four to two. The existing fire sprinkler piping is used to deliver chilled water throughout the building and the domestic hot water piping system is utilized to deliver hot water for heating to the fan coils in each guest room. Installation and construction costs are comparable to conventional through-the-window Packaged Terminal Air Conditioners (PTAC) units. The Ultimate Comforts System also avoids the discomfort of poor temperature/humidity control and sleepless nights from noisy compressor cycling. High quality chiller systems, manufactured by PowerCold Products provide even more economical installations with their energy efficient design features reliability and ease of maintenance. PowerCold's HVAC system provides energy saving operating advantages through the use of energy efficient evaporative cooled chiller equipment with EER (Energy Efficiency Ratio) ratings from 12.5 to 19.9 and energy recovery heat exchange technology that recovers heat or cooling from the exhausted building air and transfers it to the fresh air entering the building.

Revenue by Product or Service Greater than 15% of Total Revenue in the Last Three Fiscal Years

Product	2003	2002	2001
HVAC Systems	84%	55%	32%
Nauticon Products	15%	24%	50%
Packaged Chillers	NA	NA	NA
Consulting Services	NA	NA	NA

Customer Dependence – over the previous three years the revenue for the Nauticon & EV-Chill and ComfortAir HVAC products have increased due to increasing market acceptance. The revenue for the Nauticon & EV-Chill products is not concentrated in any one customer that would constitute more than 10% of annual revenue. The rate of growth for ComfortAir HVAC products is the result of marketing to national chain accounts which includes the sale of HVAC packages to entities with multiple locations. The nature and long life of the products provided by PowerCold do not presuppose a continuous stream of revenue after the initial sale and installation. New accounts and new locations from existing National Accounts are acquired on a regular basis. Sales to some National Accounts are transacted with franchisees and would not be expected to produce repeat business with the franchisee. During the previous three reporting years Eckerd Drug Stores, at that time a wholly owned subsidiary of J.C. Penney, accounted for 13% of 2003 revenue. J.C. Penney has sold its Eckerd Drug Stores to two pharmacy chain stores, CVS and Jean Couteau. PowerCold continues to supply its HVAC technology to Eckerd under its new ownership however certain contracts scheduled for completion in 2004 may be cancelled due to store location market overlap. The loss of several contracts will reduce anticipated revenue in the first and second quarters of 2004. The loss of all business with the new Eckerd entities will slow the rate of revenue growth in HVAC products and staff reductions would be expected to compensate for a reduction in anticipated revenue. Future opportunities will be dependant upon establishing a National Account relationship with CVS and Jean Couteau.

Environmental Regulations - Changes in environmental regulation could materially impact PowerCold Corporation adversely as the majority of PowerCold's revenue is generated from the sales of products used in HVAC and Refrigeration systems. The chemical compounds used as refrigerants are highly regulated and could be restricted from sale in the future. This could make existing equipment design obsolete. The likelihood that PowerCold would have sufficient time to adapt to the changes in regulation is good as industry trends and regulations affecting the industry are monitored closely through several industry group affiliations such as ASHRAE and AEE. With this understood there is no guarantee that existing technology would be adaptable. At the current time there are no material capital expenditure required or anticipated to maintain environmentally compliant products or equipment.

Competition

Competition in the industry is driven by product quality and performance. Energy efficiency has become more prominent recently as minimum requirements have been legislated in some states and is under consideration by others. The increasing cost of utility provided power reinforces the importance of energy efficiency in product selection. As in almost all market segments price, service, product warranty, reliability and availability are factors in the competitive landscape. Product pricing is not a competitive advantage for us as many of our competitors are significantly larger and have greater resources. Several of these larger competitors are Carrier, Trane and York. We have focused on energy efficiency and low maintenance aspects of our patented technologies in the market for mid-range refrigeration and chiller systems in the 50 to 200 ton systems and turnkey HVAC systems.
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Competition for our Nauticon products vary from the small to the very large air condition manufactures in the industry, all competing for this multi billion-dollar industry. Marketing of our Nauticon systems is focused primarily on the mid-range, 40 to 250 ton systems.We have competion in large systems by Evapco and BAC, smaller systems by Recold. These competitors are well established and have substantially greater financial and other resources. But no single manufacturer has integrated all of the features of the patented Nauticon unit, such as energy efficiency, low maintenance, condensing coils that continuously shed scale without the use of water treatment chemicals, lower water usage, and an enclosure constructed with non-metallic, corrosion resistant, materials. The Nauticon units are low maintenance as the result of the self-cleaning features, chemically free sump water, dump/flush programming and corrosion resistant enclosure. </r>

Competition for EV Chillers varies from the small to the very large air condition manufactures in the industry, all competing for this multi billion-dollar industry. Significant industry vendors, including the large manufacturers such as Carrier, Trane and York, are well established and have substantially greater financial and other resource, but none has the all the specific patented features of the Nauticon unit incorporated into their chiller packages.

<r>Competition for HVAC Systems. There is no competition from a one-source vendor for the specialized hospitality market to support a totally integrated HVAC system. No one has a patented, integrated piping system combined with an evaporative chiller system which includes the patented Nauticon evaporative condenser. The major industry vendor's including the large manufacturers such as Carrier, Trane and York are well established and have substantially greater financial and other resources to produce a chiller system, but none produce and install a complete turn key HVAC system designed with a patented integrated piping system, the patented Nauticon evaporative condensers.

PowerCold's Energy Efficient HVAC and Refrigeration Technologies Can Significantly Cut Peak Power Demand and Costs: Deregulated electricity during the hot summer peak-power-demand-days can cost 10-100 times more than normal. Commercial customers' demand-surcharges, which are based on their peak-power usage during the 20-30 days per year when temperatures soar to 95° + F, can represent 30-50% of their total electric bill in some parts of the country. Consequently, reducing peak power demand during these few days could significantly reduce the costs of the demand premium charged by utilities. Commercial air conditioning and refrigeration (accounting for $7 billion of 2000's $37 billion in peak-power demand costs) are our initial target markets. America is well entrenched with air condition and refrigeration systems, but there is a great niche market for our evaporative condensers and chiller products. .</r>

Intellectual Property

We own a number of patents, including U.S. Serial No. 10/244,936; U.S. Serial No. 10/328,877; U.S. Serial No. 5,582,241; U.S. Serial No. 10/792,166; U.S. Serial No. 60/400,609; U.S. Serial No. 5,787,722; U.S. Serial No. 5,501,269; and U.S. Serial No. 10/661,023. We also own trademarks and copyrights, such as *Nauticon*® Serial Number 76146005, Registration Number 2703600, Date of Registration 04/08/2003, Section 8 notification due 04/08/2009, Section 8/9 renewal due 04/08/2013; *PowerCold*® Serial Number 76357073, Registration Number 2697451, Date of Registration 03/18/2003, section 8 notification due 03/18/2009, section 8/9 renewal due 03/18/2013; *Desert Master*™ Serial Number 7652104, Date of Filing 06/06/2003, Published for opposition 08/10/2004, no opposition filed to our knowledge;*, PlexCoil*™ Serial Number 7656065, Date of Filing 12/12/2003, Has cleared review and is scheduled for publication.

Patents & Trademarks – PowerCold holds three patents, for heat exchange and condenser technology for air conditioning, which expire between March 26, 2013 and August 13, 2020,a ten year license on patent #5,183,102 for the integrated piping system technology which expires in December 2010, and five trademarks.

United States Patent ***5,501,269***
March 26, 1996
Condenser unit
A housing is provided for an air conditioning condenser of the type providing a fan creating an upward path of air movement through the housing, a heat exchange coil having and inlet and an outlet for connection to a source of hot refrigerant in a refrigerant loop and means for spraying water on the coil. The housing is made of rotomolded plastic and comprises a base, a plurality of identical walls and a top. The base and top are rotocast as a single piece and then cut horizontally with a saw to provide the two pieces. The base includes a U-shaped foot arranged to receive fork lift tines and oriented so the fork lift does not damage the inlet and outlet to the heat exchange coils.

United States Patent ***5,787,722***
August 4, 1998
Heat exchange unit
A heat exchange unit for an air conditioning/refrigeration system includes a plurality of independent spiral coils carrying hot refrigerant. Water is sprayed onto an upper set of the coils and passes through a bank of surface media onto a lower set of coils and then into a sump where it is recirculated. Water is also sprayed onto the lower coils. Air flows upwardly though the unit and cools the downwardly moving water droplets. Although most of the cooling in the unit is from evaporation, an unusual feature is the almost complete lack of scale buildup. The unit is almost completely dark inside so algae doesn't grow. Periodic high water temperatures and periodic purging of the recirculated water minimizes fungi growth. The coils are supported in such a manner that the tubes are allowed to lengthen and expand radially when temperatures are high and shrink when temperatures are low.

US Patent 6,651,455
November 25, 2003
Evaporative Condenser System
An evaporative condenser system has an air handler with an input and an output end with a fan to facilitate the movement of the air. An air cooler has at least one conical spiral coil having a top end and a bottom end, each with linear extents in the output ends and the input ends of the air handler. A pump moves a working fluid through the coil. A cooling water path has a water recycle input and a reservoir for the cooling water adjacent to the bottom of the air cooler coils. The reservoir has a submersible sump pump for moving the cooling water to an elevated location with a sprayer.

Patent 5,183,102 Ten Year License
February 2, 1993
Integrated Piping System Technology
Integrated HVAC, Plumbing, and Fire Sprinkler System
A system for heating and cooling a building, said building having a first piping system that forms a fire sprinkler piping system and a second piping system forming a domestic hot-water piping system, said system for heating and cooling comprising:

> Water-cooling means for supplying and maintaining water in said first piping system at a first temperature;
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> Domestic water-heating means for supplying water to said second piping system and for exclusively maintaining water in said second piping system at a second temperature; and
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> A plurality of fan-coil assemblies located throughout said building, said fan-coil assemblies able to access said water at said first temperature from said first piping system and also able to access said water at said second temperature from said second piping system, wherein each of said fan-coil assemblies includes air-circulating means and a first coil, said fan-coil assembly circulating air about said first coil, thereby transferring heat from the water in said first coil to the air if said first coil is accessing said water at said second temperature, and transferring heat from the air to the water in said first coil if said first coil is accessing said water at said first temperature.

PowerCold has three patents pending for improvements and enhancements of existing and new products and continuously evaluates the need to protect its intellectual property with additional patent application submissions. Patents and acquired technology are amortized on a straight-line basis over a 15 year life, commencing with the beginning of product sales.

Research & Development – Estimated expenditure for company sponsored Research & Development totaled $800,000, $650,000 and $300,000 in 2001, 2002 and 2003 respectively.

Properties

Our Corporate Offices are in La Vernia, Texas, with an administrative office in Philadelphia, Pennsylvania. PowerCold Products. Inc. administrative, engineering and manufacturing facilities are located in La Vernia, Texas. PowerCold ComfortAir Solutions, Inc., sales, administrative and engineering facilities are located in Largo, Florida. PowerCold International Sales & Marketing offices are located in Largo, Florida.

The La Vernia, Texas office and plant facility is 47,000 sq. ft. and is leased for 3 years. PowerCold ComfortAir Solutions, Inc., Largo, Florida offices is 6,000 sq. ft. and supports administrative and engineering operations.

Employees

As of June 30, 2004, PowerCold employed 33 people.

LEGAL PROCEEDINGS

Two of our subsidiaries, namely PowerCold Products, Inc. and PowerCold ComfortAir Solutions, Inc. f/k/a Ultimate Comfort Systems Inc., are named as Third-Party Defendants. The plaintiff is ERA Refrigeration Company, Inc., and the named Defendants are Nicholas Ladopoulos, et al. . The third party plaintiffs are Yahara Crossing, LLC; Windsor Commons, LLC; Progressive Designs, LLC; All Star Properties and all of the third party defendants are Steve Clark, PowerCold Products, Inc., Total Comfort Solutions, Inc. and PowerCold ComfortAir Solutions, Inc. The lawsuit is based on a 1999 third-party design of two HVAC systems installed by a local third-party mechanical contractor. The Third Party Plaintiffs are asking for a unspecified damages, costs and attorneys fees. The suit was filed on February 2, 2004. (Dane County, Wisconsin, Circuit Court Branch 9. Case Code No. 03-CV-3452). As of November 8, 2004 the defendant, and all four third party defendants have agreed in principal to settle in full for $93,000. The percentage share of each defendant is in negotiations.

PowerCold ComfortAir Solutions, Inc., is also named as a Defendant in an action for recovery of $16,170 in fees, costs and attorneys fees, claimed by the Plaintiff Big Sky Plumbing & Heating, a mechanical contractor. Big Sky seeks such fees for the installation of a third party designed cooling system. PowerCold ComfortAir Solutions inherited this installation from a previous licensed technology application. We believe that Big Sky Plumbing & Heating submitted fraudulent invoices to PowerCold ComfortAir Solutions in excess of amounts authorized for services. The suit was filed on March 30, 2004. We have recently filed a counterclaim against Plaintiff for unspecified damages, costs, and attorneys fees. A jury trial date has been set for December 12, 2005 with a pretrial court ordered settlement conference, with a neutral third party settlement master, no later than May 13, 2005. (Montana First Judicial District Court, Lewis & Clark County, Cause No. ADV-2004-151).

It is the opinion of management that these two matters will not have any materially adverse effect on the Company as third party engineering designs are believed to be the cause of the problems and not our equipment.

We are vigorously defending both of these matters.

MARKET INFORMATION

Our common stock is issued in registered form. Computershare Investor Services, Inc. (located in Denver, Colorado) is the registrar and transfer agent for our common stock.

On November 8, 2004, the shareholders' list for our common shares showed 22,539,337 shares outstanding held by approximately 1,650 shareholders.

Our common shares trade on the electronic OTCBB. The trading symbol on the OTCBB for our common stock is "PWCL" and the cusip number for our common stock is 739 31Q 103. Our common stock began trading on the Electronic OTC-BB in April 19, 1994.

The following table sets forth, in U.S. dollars and in dollars and cents (in lieu of fractions), the high and low sales prices for each of the calendar quarters indicated, on the OTCBB of our common shares for the last eight fiscal quarters. Prices are provided at Yahoo Finance Historical Price Quote and such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The price was $1.49 on November 8, 2004.

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Fiscal Quarter Ending	High Sales Price	Low Sales Price
3rd Qtr. 2004 -9/30/2004	$1.90	$1.28
2nd Qtr. 2004 – 6/30/2004	$2.60	$1.65
1st Qtr. 2004 – 3/31/2004	$1.97	$1.60
4th Qtr. 2003 – 12/31/2003	$2.24	$1.51
3rd Qtr. 2003 – 9/30/2003	$1.75	$1.30
2nd Qtr. 2003 – 6/30/2003	$1.73	$1.18
1st Qtr. 2003 – 3/31/2003	$1.77	$1.31
4th Qtr. 2002 – 12/31/2002	$1.90	$1.32

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There are no restrictions that limit our ability to pay dividends on our common stock. We have not declared any dividends since incorporation and do not anticipate declaring any dividends in the foreseeable future because our present policy is to retain future earnings for use in our operations and the expansion of our business.

During the year ended December 31, 2003, we issued 2,317,300 shares of common stock for cash of $2,032,125. In the same period, 335,384 warrants were exercised at $1.50 per share; 5,000 shares of common stock were issued for compensation at the fair market value of the stock of $0.75 per share and cancelled 5,000 shares upon the termination of an employee; 160,000 shares of common stock were issued for consulting services at the fair market value of the stock of $0.75 per share; and an additional 122,000 shares of common stock were issued for consulting services at the fair market value of $0.79 per share. For the acquisition of the assets of Applied Building Technologies, we issued 200,000 shares of common stock with a fair market value of $1.50 per share.

SELECTED FINANCIAL DATA

The selected financial data in the following table is for Fiscal 2003/2002/2001 ended December 31st and it was derived from the financial statements of our Company which were audited by Williams & Webster, independent auditors, as indicated in their report which is included elsewhere in this document. The selected financial data for Fiscal 2000/1999 was derived from financial statements of our Company, not included herein.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, Management's Discussion and Analysis of Financial Condition and Results of Operations".

Annual Selected Financial Data
(Dollars in 000, except per share data)

SUMMARY STATEMENT OF OPERATIONS (In thousands, except per share data)

Year Ended December 31,	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000	1999
Revenues	$4,070	$1,506	$ 814	$ 395	$ 562
Operating (loss)	$(2,283)	$(3,300)	$(2,191)	$(1,103)	$(1,199)
Net Income (loss)	$(2,657)	$(4,291)	$(2,328)	$ (1,319)	$ 1,253)
Net Income (loss) per share	$(0.13)	$(0.25)	$ (0.16)	$ (0.13)	$ (0.18)
Weighted average number of shares	20,163	17,118	15,005	10,157	7,107

SUMMARY BALANCE SHEET (In thousands, except per share data)

Year Ended December 31,	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000	1999
Total assets	$4,593	$1,685	$2,824	$1,781	$1,634
Total liabilities	$3,303	$903	$485	$ 351	$1,220
Long term debt	$0	$0	$ 0	$ 6	$ 0
Shareholders' equity	$1,562	$782	$2,339	$1,255	$ 414

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to of our financial condition, changes in financial condition and results of operations for the fiscal years ended 12/31/2003, 2002 and 2001 and for the latest interim period ended June 30, 2004. This discussion should be read in conjunction with our financial statements, which are prepared in accordance with U.S. GAAP.

OVERVIEW

We designs, develops and markets heating, ventilating and air conditioning systems (HVAC) and energy related products for commercial use. Air conditioning and refrigeration are two of the more energy intensive operational costs many businesses face. Increasing power costs and new clean air regulations have motivated corporations of all sizes to focus both on energy savings and indoor air quality. Over the past few years we have acquired and developed various technologies related to the HVAC industry and employ experienced and qualified industry professionals. Our focus is to provide HVAC turnkey solutions that are designed to reduce energy consumption and provide a clean and comfortable indoor air environment.

PowerCold operations include four wholly owned subsidiary companies with respective operating divisions: PowerCold Products, Inc., (PCP) supports product development, engineering and manufacturing. PowerCold ComfortAir Solutions, Inc., (PCS) supports sales and marketing offering turnkey HVAC solutions for commercial buildings, including major hotel chains, national restaurant and retail store chains, extended care facilities and office buildings. There are two operating divisions of PCS, Applied Building Technology (ABT) that supports related engineering and design build HVAC applications, and PowerCold Energy Systems (PES) that supports related energy products including generators and engine driven chillers. PowerCold International, Ltd., (PCI), a new operating subsidiary company effective July 1, 2003, markets all company products and system applications worldwide through various alliances and marketing agencies. PowerCold has also established alliances with various companies in the industry to market and manufacture related HVAC and Energy products. PowerCold Technology, LLC. was formed in February 2004 to hold and manage the intellectual property and patents owned by PowerCold Corporation and it's subsidiaries and license the technology to the operating divisions and other entities.

We derive our revenues from four principal product line applications: The first is proprietary applications for the HVAC industry which includes a patented four pipe integrated piping system for large commercial buildings and turnkey HVAC systems for light commercial national chain store applications. The second is a line of evaporative condensers, heat exchange systems and fluid coolers for the HVAC and refrigeration industry. The third is the design and packaging of custom chiller systems for the HVAC and refrigeration industry. The fourth is energy products including generators, engine driven chillers and engineering services.

We initiated our marketing and sales program in January 2003 with a planned business concept - create synergy of products and synergy of marketing. Establish multiple alliances with other industry vendors to support our respective proprietary products and direct our combined marketing efforts at national chain businesses that supplement multiple sales opportunity and growth. We have created a nationwide network alliance of HVAC mechanical contractors, general contractors, engineers, architects and equipment suppliers to design, build and equip new and retrofit building projects with our proprietary HVAC systems.

Our network of strategic alliances is a success supporting our proprietary HVAC products. Over the past year and one half we have submitted proposals for our products to twenty national chain customers representing eighty-four drug stores, restaurants, hotels, extended care facilities and hospitals.

We have recently entered into a marketing agreement with one of the largest international hospitality company's in the world to provide our proprietary HVAC system for their major U.S. hotel chains, and have been selected as an approved vendor for our central HVAC system by another preeminent international hospitality company that develops, owns, manages or franchises over 2,000 hotels. We have signed a five-year sales and marketing agreement with the Unitary Products Group of YORK International Corporation, whereas YORK® and PowerCold® will promote our respective HVAC products with joint sales calls to specific national chain customers.

Last year the Company entered into a joint Development Agreement and a License Agreement with DuPont Canada, Inc. and E.I. du Pont de Nemours relating to DuPont Caltrel® Fluid Energy Transfer System Applications that incorporates their engineered polymeric materials.

This year we selected fluid coolers as a project application per the Development Agreement for an exclusive three-year period. The product is similar to our Nauticon® Fluid Cooler, but will now use new plastic tubing material replacing the copper coils. We applied to the U.S. Patent Office for a new modular design heat exchanger patent that features modular designed plastic components. Our new proprietary PlexCoil™ fan coil air handlers, primarily used in commercial buildings for room air distribution, will be the first application for the new patent heat exchanger.

The Company signed a sales and distribution agreement with Amcot Cooling Tower Corporation, Rancho Cucamonga, CA, a global supplier of high-performance fiberglass cooling towers. Amcot's parent company, Liang Chi Industry Co. Ltd., Taiwan, one of the largest manufacturers of cooling towers in the world is interested in marketing our new fluid cooler design concept for the Asian market. We are currently designing plastic coils and components for three other OEM companies that produce and distribute fluid coolers.

The 2003 reorganization of our three wholly owned subsidiary companies and their respective products is strategic to revenue growth from the PowerCold ComfortAir, Inc. subsidiary which provides turnkey design build HVAC applications for new and retrofit construction projects for the hospitality industry, national retail chain stores, national restaurant chains, assisted care living facilities, and other facilities suitable for our product offerings. The engineering design bid proposal backlog total more than $35 million. Proposals that become contracts have atypical completion cycle of three to six months for retail and restaurant chain stores and six to twelve months for the hospitality industry.

Our revenue is increasing as the result of our focus on turnkey design, equipment and project management for hospitality and other large HVAC customers. Our revenue is no longer solely derived from the sale of manufactured and repackaged equipment. We are no longer dependant upon equipment sales to drive company growth. We now offer design, equipment and project management integrated into a single proposal which is coordinated with allied general contractors, regional engineering firms and national and international HVAC equipment vendors to provide flexible, cost effective and reproducible proposals acceptable to major hotel chains and national retail accounts. The revenue from each project is 50% to 200% greater than the comparable equipment only sale. The focus has changed from an equipment manufacturing orientated sales organization to a design, engineering and project management group marketing our equipment along with other select suppliers for integrated HVAC solutions.

Field testing and R&D continues with the PlexCoil™ polymeric heat exchange products. Initial field trials are promising and new products will easily integrate with the turnkey HVAC design build program. Additionally, the opportunity exists to provide the technology as basic components for assembly by OEMs around the world. The corrosion resistant and light weight characteristics of the plastic along with the heat transfer properties present numerous opportunities to replace copper and aluminum in many fluid/air heat exchange applications. The investment in this technology will continue for the next several years with commercial products shipping in the fourth quarter of 2004.

Continued investment in the patented Nauticon® Evaporative Condensers and Fluid Coolers to increase capacity and refine system integration controls is necessary to expand the market potential for these products. Controls have become more important to the management and integration of various pieces of HVAC equipment to achieve proper operation and obtain maximum energy efficiency from the total system.

Future profitability is dependant upon obtaining and maintaining gross profit margins greater than 30%, execution of the company's sales and market plans to generate a minimum of $1 million per month in sales, managing travel, administration, warranty, legal, accounting, regulatory and other controllable expenses within the constraints of the budget are necessary for sustained profits. Sufficient cash may not be generated from operations due to the extended payment terms required for some of our sales in order to meet our operating needs. Cash availability is a significant concern. Revenue growth strains our resources as material must be purchased, salaries paid and operating and administrative overhead supported. Future cash needs from debt or equity are dependant upon the collection of receivables and gross margins. At current receivable aging an additional $1.5 million to $2.0 million would be required over the next twelve months to offset negative cash flow. The reduction of the current 190 day DSO to 120 days would virtually eliminate for new cash from debt or equity placement. Revenue growth, the timely collection of receivables and improvement in gross margins are the primary focus of management.

We recently secured two major funding facilities to support future growth; a $25 million financing program from a major commercial mortgage corporation that provides a finance lease and credit line facility to our customers for the engineering, design, equipment and installation of our HVAC systems and a $5 million secured convertible note with Laurus Funds that is payable in cash or convertible into shares of our common stock.

Management intends to maximize our intangible assets with continued development and marketing of new and existing products based upon our intellectual property. Accounts receivables and intangible assets comprise the material portion of our assets. Continued emphasis on more effective collection effort and accelerated project completion are expected to improve cash flow and reduce future funding needs.

Our continued existence is uncertain as there is presently insufficient cash to support operations for the next twelve months. We have secured convertible debt funding which will provide sufficient cash for a period of six months or longer. Accelerated collection of existing receivables will provide additional cash to fund operations but continued growth at an accelerated pace will create a significant demand for limited funds. At present there are no immediate plans to raise more capital through either debt or equity funding however the cash is monitored closely and future fund raising may be necessary at some time in 2005.

Results of Operations.

Six Months Ended June 30, 2004 and June 30, 2003

Total Revenue for the three-month period ended June 30, 2004 increased 10.4% to $2,361,110 from $2,138,976 for the same quarter the prior year, and for the six-month period ended June 30, 2004 increased 41.5% to $4,602,213 from $3,251,310 for the same period the prior year. Revenue increases are mainly due to large design build jobs for both the first and second quarter of 2004. The type of products sold during this period changed from the same period of the prior year. The revenue from the first two quarters of 2003 was derived primarily from equipment sales. The revenue from the first six months of 2004 was for a combination of equipment, design and project management for large scale design build contracts. These three revenue elements are not tracked individually as they are integral to the contracts. The shift to design build makes the company less dependant upon equipment only sales. Gross profits for the second quarter and for the first six months increased $152,405, or 40.4%, and $587,778, or 102.5%, respectively. Operating costs increased in support of the large projects and reflects the general change in product mix as the company diversifies for revenue based on manufactured and resale equipment only to turnkey solutions of a larger magnitude.

Operating Loss for the three-month period ended June 30, 2004 increased $314.00 to ($421,195) from ($420,881) for the same quarter the prior year, and for the six-month period ended June 30, 2004 decreased 11.5% to ($701,571) from ($803,154) for the same period the prior year.

Net Loss for the three-month period ended June 30, 2004 increased 212% to ($575,535) from ($184,246) for the same quarter the prior year, and for the six-month period ended June 30, 2004 increased 78.1% to ($1,008,979) from ($566,633) for the same period the prior year. Net Operating Losses from continuing operations included one-time respective charges of $154,340 for the quarter and $309,249 for the six months ended June 30, 2004 for debt funding services. The net loss in the comparable prior period included a one time gain of $237,529 in the second quarter of 2003. It is expected that quarter operating losses will continue to decline as revenue increases and operating expenses remain stable.

Net Loss Per Share for the three-month period ended June 30, 2004 increased to ($0.03) form ($0.01) for the same quarter the prior year, and for the six-month period ended June 30, 2004 increased to ($0.05) from ($0.03) for the same period the prior year. Net loss per share was based on weighted average number of shares of 21, 805,083 for the three month period ended June 30, 2004 and 19,202,066 for the three month period ended June 30, 2003.

The Company's sales and revenue continue to grow during the first half 2004. Total revenue of $4,602,213 for the six months ended through June 30, 2004 exceeded the total annual revenue of $4,070,476 for 2003 and $1,505,890 for 2002. The Company anticipates new contracts to exceed $9 million in the nine month period through the third quarter 2004 and has over $35 million in proposals in process with various national account customers. The majority of PowerCold ComfortAir Solutions' engineering design proposals are for large commercial building projects that revolve over a six to twelve month contract cycle and are recognized as revenue on a percentage of completion basis. The Company expects to close new contract proposals at a 10% - 15% rate per quarter. The market for commercial HVAC systems for retail national chain stores and restaurant accounts continues to expand with the recent addition of four new chains. Changes in revenue, cost of revenues, and operating expenses is a result of the design build program established almost one year ago.

PowerCold Products production facility has continued to improve its operations with an emphasis on cost reduction programs and new sales initiatives focused on volume markets for Fluid Coolers and Evaporative Condensers. Major new engineering and marketing programs related to the new plastic products have been implemented with direct emphasis on OEM companies. Newly designed fluid coolers that use DuPont's Caltrel® plastic tubing have been shipped to a national restaurant chain and to one of the worlds largest fluid cooler OEM. Some of the value and benefits of the new plastic tubing to OEM companies are: improved coil scale shedding over copper tubing, superior corrosion resistance of the coil compared to copper construction, lower water usage, and lower maintenance cost.

Operating expenses increased 19.1% to $954,204 for the quarter and for the six months increased 35.3% to $1,862,809. Operating expenses increased primarily from additional one-time accounting and legal expense related to new financing, and higher expense for sales and marketing as compared to the prior year six month period. General administrative costs increased $265,364 due to one-time charges related to the installation of new enterprise accounting software, communications related improvements and compliance programs. None of these issues are expected to affect future reporting periods. Additional adjustments related to specific product cost issues are being implemented and will reflect greater profit margins going forward. Lower than anticipated R & D expenditures for plastic products contributed to cost containment as several products under development have advanced to the field test and marketing stage.

The Company's Consolidated Balance Sheet as of the second quarter ended June 30, 2004 compared to year ending December 31, 2003:

Total current assets increased 77.4% to $5,536,265 for the second quarter ended June 30, 2004 compared to $3,119,982 for the year ending December 31, 2003. Total assets increased 54.0% to $7,071,972 for the second quarter ended June 30, 2004 compared to $4,592,716 for the year ending December 31, 2003. Total Current Liabilities increased 67.9% to $4,972,402 for the second quarter ended June 30, 2004 compared to $2,960,899 for the year ending December 31, 2003. Total stockholders' equity increased 29.9% to $2,030,153 for the second quarter ended June 30, 2004 compared to $1,562,403 for the year ending December 31, 2003.

The increase in assets was mainly due to the rise of Accounts Receivable primarily from large design projects. Accounts Receivable currently exceeds Accounts Payable by $3,982,028 and has increased by $1,454,686 from the previous quarterly reporting period on $2,743,777 in second quarter revenue. The Company's receivables vary significantly in relation to sales and are subject to normal fluctuations which reflect, among other things, contract terms, the timing of when the Company bills (i.e., sends progress billings for contracts in progress an final billings for completed contracts), the timing of when the Company receives payment for such bills, the timing of when the Company incurs contract-related expenses, and the timing of when the Company starts, sequentially executes, and ultimately completes its contracts. Often, the Company will bill in advance for work to be performed; accordingly, this "over-billing" is reflected on the Company's balance sheet in the captioned liability "billings in excess of costs and estimated earnings on contracts in progress."The Company's contract terms vary significantly by contract but routinely include a contract down payment and progress billings upon certain stipulated costs being incurred or certain phases/activities being completed. Some contracts may contain a retainage provision to provide time to ensure that the work is satisfactory and that underlying contract parties are paid. At times delays regarding releases from contractors and subcontractor have resulted in later than anticipated payments not directly related to the obligations of or materials provided by the company. Many projects have extended payment terms increasing accounts receivables. All of these factors combined with revenue growth are reflected in the high ratio of receivable to sales. Inventory increased by $128,143 in the same time period. Accounts Payable increased by $237,121 from the end of the previous quarter in part as a result of an investment in increased inventory to support increasing Nauticon sales volume and shipments to new chain store accounts. The substantial increase in receivables and to a lesser extent the increased inventory has put significant pressure upon the cash flow. As often as possible extended payment terms are negotiated with vendors resulting in an increase in current liabilities. A substantial reduction in past due Accounts Receivables and increased cash flow from completed installations is expected in the third and fourth quarters 2004. The increase in liabilities since December 31, 2003 was mainly due to the increase of Billings in Excess of Costs and Estimated Earnings on Contracts in Progress by $940,313 at the end of Q2. Commitments and contingencies of $69,417 are from old outstanding accounts payable from the previous RealCold Products and Nauticon operations. Management believes that these contingency debts will be written off over time.

During the quarter ended March 31, 2004 we issued 125,000 shares of common stock, 100,000 to Simco Group, Inc. for financial management services, 20,000 shares to Summit Capital Consulting for investor relations consulting services and 5,000 shares to Vincent Gargiulo for WebSite maintenance service, valued at $112,225 ($0.90/share) and 115,500 common stock warrants to Philadelphia Brokerage Corporation for investment banking services exercisable at $1.00 per share for a period of five (5) years as consideration . In addition we issued 330,000 common stock warrants exercisable at $1.50 per share for a period of one (1) year as a financing fee. The fair market value of the warrants was estimated on the date of grant using the Black Scholes Calculation at a risk free interest rate of 4% and a volatility of 75% for the period specified and no expected dividends. Common stock options issued during the first quarter totaled 252,188 at an exercise price of $1.50 per share for a period of three (3) years at a calculated fair market value of $191,663.

During the three months ended June 30, 2004, the Company issued 666,042 common stock shares for equity; 210,000 options were exercised for cash of $210,000; 309,375 shares valued at $460,309 for private placements; 66,667 shares of common stock for the conversion of debt in the amount of $100,000; and 80,000 shares valued at $76,000 for financial and management consulting services.

Fiscal 2003, ended December 31st vs. Fiscal 2002

Total revenue for 2003 increased 170.3% to $4,070,476 from $1,505,890 for 2002, and in 2001 sales were $814,338; gross profit for 2003 increased 462.1% to $1,443,349 from $256,769 for 2002, and in 2001 gross profit (loss) was ($14,934); operating losses for 2003 decreased 30.8% to ($2,283,302) from ($3,299,752) for 2002, and in 2001 operating losses were ($2,191,184); the net loss for 2003 decreased 38.1% to ($2,656,548) and ($0.13) per share from ($4,291,443) and ($0.25) per share for 2002, and in 2001 the net loss was ($2,328,402) and ($0.16) per share. Net loss per share was based on weighted average number of shares of 20,163,045 for 2003, 17,117,692 for 2002 and 15,005,371 for 2001.

During 2003, the Company received orders for in excess of $7 million, and stated revenue in excess of $5 million for the nine months ended September 30, 2003. Subsequently, total revenue for the year ending December 31, 2003 was restated to approximately $4.1 million. The following information is relevant.

In 2003, the Company's revenues were primarily attributable to multi-month contracts, while revenues in prior years were primarily attributable to sales of Company-manufactured equipment. During its 2003 audit, the Company discovered errors in its procedures for accounting for multi-month contract revenues. Working with its auditors, the Company prepared percentage-of-completion schedules for all contracts in progress and resultantly realized that certain year-to-date contract revenue reported earlier in the year was overstated and incorrectly recorded in advance of being earned.

In retrospect, the Company's management believes that the attribution of restated revenue to "two circumstances" (suspension/cancellation of certain contracts and adoption of the percentage-of-completion method) is incorrect and should be replaced by the aforementioned information in the preceding paragraph. While the Company is using the percentage-of-completion method for accounting for its long-term contracts, it should be noted that the Company never adopted the completed contract method but rather chose to correct its internal accounting procedures.

<r>The Company's backlog reflects signed contracts for which the Company has not yet incurred expenditures. At December 31, 2003, the Company's backlog was approximately $667,000. Subsequently, through March 15, 2004 the Company has entered into additional contracts with estimated revenues of $1,600,000. From the beginning of the year through the second quarter 2004 has signed $7.6 million in design build contracts. Over $35 million in design build bid proposals have been submitted through June 30, 2004 for national account customers. </r>

The total contract value for a commercial HVAC design build project includes engineering design, equipment and the turnkey trade installation for all components and labor, and includes our patented 4-pipe system for a large project such as a hotel or extended care facility. We also secured a contract for both the equipment and the trade installation for a national retail chain account, and secured a contract for the patented 4-pipe system and equipment for a large commercial account.

After reviewing the effects of bonding issues with general contractors for its large commercial design build projects, management is evaluating the potential benefits of establishing a self insuring independent sub-contracting bonding program for the additional revenue opportunity for the total turnkey trade installation. The general contractor bonding issues do not affect our sales and revenue projections for its patented HVAC 4-pipe system including the equipment for all large commercial building design build projects,

Because of management's decision to further enhance the Nauticon evaporative condenser product line to greater capacity and efficiency during 2002, sales for Nauticon units have steadily increased during 2003. Orders are expected to be over $250,000 for the first quarter 2004. We are continuing to manufacture Nauticon units at the LaVernia plant, and anticipate additional manufacturing will be done at other sub-contracted plants. Gross profit margins have greatly improved due to increase in sales volume, and should improve with more efficient production of manufacturing and engineering design build projects. Management believes that we are in position to generate substantial new business in 2004, producing greater revenues and profits.

Operating expenses for 2003 increased less than 5% over the previous year while revenue increased over 170% for the same period. These expense increases were primarily attributed to hiring additional office staff and sales personnel for PowerCold ComfortAir Solutions operations. Our total net loss decreased 38.1% from the prior year, and the net loss per common share was ($0.13) per share.

Fiscal 2002, ended December 31st vs. Fiscal 2001

Total revenue for 2002 increased 84.9% to $1,505,890 from $814,338 for 2001; gross profit for 2002 increased to $256,769 from a loss of $14,934 for 2001; operating losses for 2002 increased 50.6% to ($3,299,752) from ($2,191,184) for 2001; the net loss for 2002 increased 84.4% to ($4,291,443) and ($0.25) per share from ($2,328,402) and ($0.16) per share for 2001. Net loss per share was based on weighted average number of shares of 17,117,692 for 2002, and 15,005,371 for 2001.

Sales for PowerCold Products Nauticon evaporative condenser units were delayed during 2002 because of management's decision to further enhance the product line to greater capacity and efficiency. The EV chiller products were therefore affected by this decision because they incorporate the Nauticon units. A new patent (third product patent) was filed for this greatly improved evaporative condenser. Management believes that the added time and development cost spent in 2002 will greatly improve revenues and profits hereafter for the Company's essential product line that supports most all the Company's business. During this ongoing development time approximately $600,000 of the older model units were still produced and sold. Ultimate Comfort Systems continued to generate new orders and produced over $900,000 in revenue from mainly its hotel business. The Company's new acquisition of the vast market for small commercial HVAC systems for national chain accounts will produce a greater volume of sales that will greatly enhance cash flow. Manufacturing process improved during 2002 by mainly reducing direct labor costs generating a 21.7% profit margin. Profit margins will greatly improve, as sale volume increases, as material and direct labor cost will decrease. A new marketing plan was implemented in September 2002 and additional sales staff was hired. Management believes that the Company is in position to generate substantial new business in 2003, producing greater revenues and profits.

Operating expenses increased due to the significant increase,158.5%, in general and administrative expenses and salaries and benefits. These increases were primarily attributed to hiring additional office staff and sales personnel for PowerCold Products operations and the start up facility cost for Ultimate Comfort Systems and its new hires. Additional one-time general expenses were incurred with disposing of two subsidiary companies. Loss from continuing operations increased 44% due to a one-time $147,204 write-off of inventory and an increase in consulting expenses for financial support services and funding programs. The Company's total net loss of $4,291,443 for 2002 included a one-time write-off of $852,188 for discontinued operations for the disposed two companies.

Total current assets decreased 21.5% to $569,100 for 2002 from $724,745 for 2001; total assets decreased 40.4% to $1,684,550 for 2002 from $2,824,192 for 2001; total current liabilities increased 100.6% to $624,411 for 2002 from $311,285 for 2001; total stockholders' equity decreased 40.4% to $781,636 for 2002 from $2,339,194 for 2001.

Liquidity and Capital Resources

Six Months Ended June 30, 2004 and June 30, 2003

At June 30, 2004, the Company's working capital increased to $563,863 from a $159,083 position at December 31, 2003 as a result of the higher accounts receivable during the second quarter. Cash from $374,678 at year-end to $254,658 as of June 30, 2004. Inventory movement increased to $135,345 as the demand for product increased. Purchasing agreements with suppliers, coupled with the use of common parts throughout the product lines should minimize further growth in inventory levels and at the same time reduce the cost of product sold, improving the gross profit margin. Record quarterly sales drove accounts receivable to new levels.

Fiscal Years Ended December 31, 2003 and 2002

Liquidity and Capital Resources: At December 31, 2003, the Company's net working capital was less than its current liabilities and current assets exceeded current liabilities by $159,083. Included in current liabilities was an advance of $417,236 from related parties and a short term loan of $300,000. The Company raised $2.5 million in equity capital in 2003, and subsequently, the Company has received $1,650,000, as a cash bridge loan, in anticipation of securing a convertible interest bearing Senior Debt Note for up to $10,000,000, pending final terms and conditions. The $300,000 short term loan was subsequently included in the bridge loan financing. The bridge loan is for a term of 120 days maturing between May 12, 2004 and June 28, 2004. It bears no interest rate and is convertible at the option of the holder anytime before redemption at $1.50 per share into the Company's common stock. The bridge loan is comprised of $50,000 promissory note units with a warrant to purchase 10,000 shares of the Company's common stock exercisable at $1.50 per share for a period of one year. Upon placement of the anticipated Senior Debt offering the Bridge Loan offering will be redeemed with funds received. Due to delays in obtaining the Senior Debt funding the term of the promissory notes was extended to July 28, 2004 for consideration of 5,000 additional warrants per promissory note unit exercisable at $1.50 per share for a period of three years. Prior to June 28, 2004, $100,000 in bridge load debt was converted to equity and the remaining balance of $1,550,000 was repaid from Funds received on July 29, 2004 with the placement of $5,000,000 in convertible debt funding from Laurus.

<r>Total assets increased 172.6% and stockholders equity increased nearly 100% for the year. Management believes that its working capital may not be totally sufficient to support its projected growth plans for the next few years if it does not raise additional financing. </r>

During the year ending December 31, 2003 we elected to fully dispose of Technicold Services, Inc (TSI), and recorded costs associated from discontinued service operations of $18,160. The financial statements for prior periods have been restated for the discontinued segment of Technicold Services, Inc

Fiscal Years Ended December 31, 2002 and 2001

Liquidity and Capital Resources: At December 31, 2002, the Company's working capital was less than its current liabilities, which included an advance of $196,760 from the Company's CEO for working capital during the fourth quarter 2002. Some of the accounts payable are over three years old from a previous subsidiary, and management had attempted to contact vendors to arrange payments. Commitments and contingencies include; $149,820 from vendors that could not be contacted or did not respond to management's correspondence, and $128,083 for options due for an acquisition. The Company raised $2,594,127 in equity capital in 2002, and subsequently raised $425,000 in the first quarter 2003. The decrease in total assets and stockholders equity was due to the discontinued operations and write off of the two wholly owned subsidiary companies and the unrealized loss of $ 931,200 on investments was due to the reduced value of Rotary Power International securities available for sale.

Effect of Inflation

Future Trends That May Affect Operating Results, Liquidity and Capital Resources

Much of our business is dependant upon new construction and the rehabilitation of existing properties. This is a capital intensive industry segment and is affected by interest rates and general economic conditions. Rising interest rate may result in delayed capital spending by some of our customers.

Effect Of Recent Accounting Pronouncements

In August 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 143, *"Accounting For Asset Retirement Obligations."* ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. The adoption of this standard had no impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2002, we adopted SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* ("SFAS No. 144") which addresses financial accounting and reporting for the impairment or disposal of long- lived assets. While SFAS No. 144 supercedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,"* ("SFAS No. 121"), it retains many of the fundamental provisions of SFAS No. 121. The adoption of this standard had no impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2002, the Company adopted SFAS No. 145 *"Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections"* ("SFAS No. 145"). SFAS No. 145 revises the criteria for classifying the extinguishment of debt as extraordinary and the accounting treatment of certain lease modifications. The adoption of this standard had no impact on the Company's consolidated results of operations, financial position or cash flows.

In January 2003, we adopted SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* ("SFAS No. 146") which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restruction)*" ("EITF 94-3"). SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing any future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard had no impact on the Company's consolidated results of operations, financial position or cash flows.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123"* ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In July 2003, we adopted SFAS No. 150, *"Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity"* ("SFAS No. 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard had no impact on the Company's results of operations, financial position or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in commodity futures trading activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not engage in transactions in foreign currencies that could expose us to market risk.

Off-Balance Sheet Arrangements

Other than operating lease commitments discussed in the notes to our audited consolidated financial statements included elsewhere in this prospectus, we have no off-balance sheet arrangements that would have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We may be exposed to various market risks, including interest rates and changes in foreign currency exchange rates. Market risk is the potential loss arising from adverse changes in prevailing market rates and prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The table below shows our directors and executive officers; their respective ages; and, the date on which they become directors or officers.

Our directors and executive officers are as follows:

Name	Age	Position	Period Served Since
Francis L. Simola	65	Chairman of the Board President and CEO	January 1993
Dean S. Calton	52	President, PowerCold Products, Inc. Vice President Engineering and Manufacturing	October 1998
Robert Yoho	67	President, PowerCold ComfortAir Solutions, Inc. Director	July 2002 June 2003
Jim Chirieleison (1)	57	Vice President Sales and Marketing	July 2002
Joseph C. Cahill	50	Vice President, Administration and Finance Director, Corporate Secretary, CFO	January 2002 June 2003 March 2004
Grayling Hofer	46	Corporate Controller and Chief Accounting Officer Treasurer	March 2002 June 2003

(1) Terminated 7/30/2004

A summary of the business experience and background of our officers and directors is set forth below.

Francis L. Simola Mr. Simola has been Chairman, CEO and President of PowerCold since the Company's inception in January 1993. Mr. Simola is the founder and President of Simco Group Inc., a private investment company that controls a major interest in PowerCold.

Dean S. Calton Mr. Calton has been General Manager, Vice President Engineering and Manufacturing and President of PowerCold Products, Inc. since June 1998. Mr. Calton has over 24 years experience in the refrigeration and air condition industry.

Robert Yoho Mr. Yoho has been President of PowerCold ComfortAir Solutions, Inc. since July 2002 and a Director since June 2003. Mr. Yoho has over 30 years experience in the heating, ventilation and air conditioning equipment industry. Prior to joining PowerCold, Mr. Yoho was president of Applied Building Technology since 1983, an engineering and design firm specializing in controls and HVAC packaged systems. ABT was acquired by PowerCold 2002.

Jim Chirieleison Mr. Chirieleison has been Vice President Sales and Marketing since July 2002. Mr. Chirieleison has over 30 years experience in global sales and marketing in the heating, ventilation and air conditioning equipment industry. Prior to joining PowerCold, Mr Chirieleison was president and CEO of Atlantic Trading Company, a global sales and marketing firm specializing in heating, ventilation and air conditioning equipment marketed to national retail and restaurant chain stores. Mr. Chirielesion was terminated effective July 30, 2004.

Joseph C. Cahill Mr. Cahill has been Vice President Administration and Finance since January 2002 and a Director and Corporate Secretary sine June 2003. Mr. Cahill has over 22 years experience as a senior executive for a co-generation business and a chemical company. Prior to joining PowerCold Corporation Mr. Cahill was the Chief Operating Officer of Utility Metal Research from August 2000 through February 2002 , a privately held company whose primary business was the design, sale and installation of cogeneration equipment. Prior to 2000 Mr. Cahill was most recently CFO and Vice President of Administration & Finance for the Canning-Gumm Company, the US subsidiary of a public UK chemical company, W. Canning, PLC and for more than 20 years held various management and senior management position at the Frederick Gumm Chemical Company prior to its acquisition in 1998. W. Canning, PLC was acquired by MacDermid, Inc.(MRD) in December of 1999. Mr. Cahill was employed at Frederick Gumm Chemical and it's successors from 1975 through August 2000.

Grayling Hofer Mr. Hofer has been Corporate Controller and Chief Accounting Officer since March 2002 and Corporate Treasurer since June 2003. Mr. Hofer has over 14 years experience in accounting, and 10 years with manufacturing and distribution. Prior to joining PowerCold Mr. Hofer was the president of Manufacturers Assistance Group (1998-2002), a consulting group specializing in troubled and startup manufacturing operations. Prior that that Mr. Hofer was Vice President of Operation for SewTexas (2001 -2002) a manufacturer of custom apparel and CFO for City Pipe and Supply Company (1997-1999) a commercial plumbing supply company.

Our Directors are elected every three years. Our officers are elected annually by the Board of Directors. There are no family relationships among our Directors and Officers. Our Directors and Officers devote 100% of their time for operating activities during the last fiscal year 2003.

There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities; and

d) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no family relationships, material arrangements or understandings between any two or more Directors or Executive Officers.

Audit Committee Report

We do not have an Audit Committee. Our Board of Directors functions in the absence of an Audit Committee to recommend the appointment of independent accountants; review the arrangements for and scope of the audit by independent accountants; review the independence of the independent accountants; consider the adequacy of the system of internal accounting controls and review any proposed corrective actions; review and monitor our policies relating to ethics and conflicts of interests; and discuss with management and the independent accountants our draft annual and quarterly financial statements and key accounting and/or reporting matters. The Board, in light of the increased responsibilities placed on the Audit Committee during 2002 by the Sarbanes-Oxley Act and the SEC, expects to form an audit committee that is “independent” within the meaning of the new regulations from the SEC regarding audit committee membership. The formation of the Audit Committee is dependant upon obtaining Directors & Officers Liability Insurance, the recruitment of independent outside board members, and locating and retaining an “audit committee financial expert” who satisfies that definition under the Sarbanes-Oxley Act. The recruitment of qualified candidates is dependant upon finding candidates who are qualified and willing to serve in such capacity.

We do not have a compensation committee or other committees of the Board of Directors.

Executive Compensation

We have no formal plan for compensating our Directors for their service in their capacity as Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of us other than services ordinarily required of a Director. No Director received any compensation for his services as a Director, including his committee participation and/or special assignments, other than indicated below.

We grant stock options to our Directors, Executive Officers and employees.

We have no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of ours’ in Fiscal 2004 to compensate these officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

No Executive Officer/Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation, which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Except for our stock option plan, we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Directors or Executive Officers. However, employees may receive a discretionary bonus at the option of the board of directors.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee and none of our executive officers have a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

We have no written employment agreements.

The table below shows the amount of money that was paid to our six officers over the last three years.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation Salary	Bonus	Stock Awards	Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Francis M. Simola, President and CEO Director	2003	$0	Nil	120,000	202,725	Nil	Nil
	2002	$0	Nil	120,000	Nil	Nil	Nil
	2001	$0	Nil	120,000	150,000	Nil	Nil
Joseph C. Cahill, Corporate Secretary CFO, Director	2003	$38,769	Nil	Nil	75,000	Nil	Nil
	2002	$41,506	Nil	82,779	Nil	Nil	Nil
	2001	N/A	Nil	Nil	Nil	Nil	Nil
Grayling Hofer, Treasurer CAO	2003	$67,129	Nil	Nil	85,000	Nil	Nil
	2002	$48,460	Nil	2,000	Nil	Nil	Nil
	2001	N/A	Nil	Nil	Nil	Nil	Nil
Robert Yoho, President PCS Director	2003	$72,000	Nil	Nil	50,000	Nil	Nil
	2002	$66,000	Nil	200,000	100,000	Nil	Nil
	2001	N/A	Nil	Nil	Nil	Nil	Nil
Dean Calton, President PCP	2003	$67,819	Nil	Nil	50,000	Nil	Nil
	2002	$64,615	Nil	Nil	50,000	Nil	Nil
	2001	$70,000	Nil	Nil	200,000	Nil	Nil
James Chirieleison, President PCI	2003	$69,000	Nil	Nil	50,000	Nil	Nil
	2002	$54,000	Nil	Nil	Nil	Nil	Nil
	2001	N/A	Nil	Nil	Nil	Nil	Nil

Employee Stock Ownership Plan

We do not sponsor any employee stock ownership plan or similar plans.

Stock Option Program

Stock Options to purchase securities from us can be granted to Directors, Officers, and Employees of ours on terms and conditions.

Under our 2002 Employee Stock Option Plan, stock options for up to 5% of the number of our issued and outstanding common shares may be granted from time to time. The plan was approved by stockholders on November 15, 2001. The plan provides for the granting of 758,370 options to purchase PowerCold common stock. As of August 26, 2004, we have granted 745,000 options pursuant to the Plan. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value (subject to regulated discounts) of such common shares on the date of grant, and the maximum term of each stock option may not exceed ten years.

The names and titles of our Directors and Executive Officers to whom outstanding stock options have been granted and the number of common shares, subject to such options, are set forth in the following table as of August 26, 2004, as well as the number of options granted to Directors and all employees as a group.

Stock Options Outstanding

Name	Number of Options Granted	Exercise Price per Option ($)	Expiration Date of Stock Option
Francis L. Simola; President, CEO, Director	150,000	$1.00	9/10/2006
	545,879	$0.50	10/1/2006
	202,725	$1.60	1/24/2008
	100,000	$1.50	1/30/2009
	252,870	$1.65	1/30/2009
	181,818	$1.65	1/30/2009
	311,111	$1.65	7/30/2009
Joseph C. Cahill; CFO, Corporate Secretary, Director	50,000	$1.00	1/1/2008
	25,000	$1.50	12/30/2008
	50,000	$1.00	1/1/2009
	100,000	$1.50	1/30/2009
	150,000	$1.65	7/30/2009
	25,000(2)	$1.50	12/30/2009
	50,000(2)	$1.00	1/1/2010
	25,000(2)	$1.50	12/30/2010
Robert Yoho; Director, President PCS	100,000	$1.50	7/26/2007
	25,000	$0.50	1/1/2008
	25,000	$1.50	7/1/2008
	25,000	$0.50	1/1/2009
	100,000	$1.50	1/30/2009
	25,000(2)	$0.50	1/1/2010
	25,000(2)	$1.50	7/1/2010
Grayling Hofer; Treasurer, CAO	10,000	$1.00	3/1/2008
	25,000	$1.50	6/1/2008
	50,000	$1.50	12/30/2008
	10,000	$1.00	3/1/2009
	25,000	$1.50	6/1/2009
	50,000(2)	$1.50	12/30/2009
	10,000(2)	$1.00	3/1/2010
	25,000(2)	$1.50	6/1/2010
	50,000(2)	$1.50	12/30/2010
Dean Calton; President PCP	100,000	$1.00	9/10/2006
	50,000	$0.50	2/1/2007
	100,000	$0.50	7/1/2007
	50,000	$0.50	2/1/2008
James Chirieleison; President PCI (1)	25,000	$1.25	1/1/2006
	25,000	$1.50	7/1/2006
	25,000	$1.25	1/1/2007
	25,000	$1.50	7/1/2007
Total Officers/Directors (persons)	3,199,403		
Total Employees/Consultants	2,103,679		
Total Officers/Directors/Employees/Consultants	5,303,082		

(1) Terminated effective 7/30/2004
(2) Subject to future vesting schedule

COMPENSATION PURSUANT TO STOCK OPTIONS

The following table sets forth information on option grants in fiscal year 2003 to the Named Executive Officers.

OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants

Name	Number of Securities Underlying Options Granted (#)(	Percent of Total Options Granted to Employees in Fiscal Year	($/Share)	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)		
					0% ($)	5% ($)	10% ($)
Francis L. Simola	202,275	34.4%	$1.60	01/24/08	$18,205	$113,274	$226,548
Robert Yoho	25,000	4.3%	$0.50	01/01/08	$25,500	$36,000	$48,750
Robert Yoho	25,000	4.3%	$1.50	07/01/08	$2,000	$13,000	$26,000
Joseph C. Cahill	50,000	8.5%	$1.00	01/01/08	$26,000	$47,000	$77,000
Joseph C. Cahill	25,000	4.3%	$1.50	12/30/08	$9,000	$21,750	$37,500
Grayling Hofer	10,000	1.7%	$1.00	03/01/08	$5,800	$10,200	$15,400
Grayling Hofer	25,000	4.3%	$1.50	03/01/08	$2,000	$13,000	$26,000
Grayling Hofer	50,000	8.5%	$1.50	12/30/08	$18,000	$43,500	$75,000
James Chirieleison	25,000	4.3%	$1.25	01/01/06	$6,750	$12,750	$19,250
James Chirieleison	25,000	4.3%	$1.50	07/01/06	$2,000	$8,250	$15,000
Dean Calton	50,000	8.5%	$0.50	02/01/08	$50,000	$70,500	$96,000

2.

Potential realizable values are based on assumed annual rates of return specified by Securities and Exchange Commission rules. We caution any offeree that such increases in values are based on speculative assumptions and should not inflate expectations of the future value of their holdings.

The amounts shown in the table above as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

* Multiplying the number of shares of our common stock subject to the option by the fair market value on the date of the grant.
* Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 3-year term of the option.
* Subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table provides information on option exercises in fiscal year 2003 by the Named Executive Officers and the value of their unexercised options at December 31, 2003 at a closing stock price of $1.97.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options At December 31, 2003 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Francis L. SImola	Nil	Nil	898,604	845,799	$1,770,249	$1,666,224
Joseph C. Cahill	Nil	Nil	75,000	400,000	$147,750	$788,000
Robert W. Yohol	Nil	Nil	150,000	200,000	$295,500	$394,000
Grayling Hoferl	Nil	Nil	85,000	170,000	$167,450	$334,900
James Chirieleison	Nil	Nil	50,000	50,000	$98,500	$98,500
Dean Calton	Nil	Nil	300,000	0	$591,000	$0

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

* any breach of their duty of loyalty to us or our stockholders;
* acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
* Unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and
* any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition Nevada laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Nevada law. We currently do not maintain liability insurance for our directors and officers.

We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Jewett-Cameron, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are a publicly-owned corporation and our shares are owned by United States residents, and residents of other jurisdictions. No other corporation or any foreign government controls us directly or indirectly. There are no arrangements that may result in a change of control of our company.

We are aware of two individuals who own more than five percent (5%) of our common stock. These two people are listed in the table below.

The table below also lists as ofOctober 18, 2004, all Directors and Executive Officers who beneficially own our voting securities and the amount of our voting securities owned by the Directors and Executive Officers as a group.

Table 1

Title of Class	Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2) (#)
Common	Francis L Simola 9408 Meadowbrook Philadelphia, PA 19118	3,003,096 (3)(4)(5)	13.3%
Common	Henry Sanborn 505 Charles Street Ave Towson, MD 21204	1,640,023	7.3%

(1) The nature of beneficial ownership for all shares is sole voting and investment power.
(2) The per cent of class is all common stock.
(3) Includes minor children.
(4) Simco Group Inc., (1,910,664 shares of common stock) a privately held Nevada Corporation, (100%) owned by Francis L. Simola and Veronica M. Simola.
(5) Director.
Based on 22,539,337 shares outstanding as of 10/18/2004.

Shareholdings of Directors and Executive Officers

The following table sets forth information as of October 18, 2004, regarding the number of shares of the Company's common stock beneficially owned by (i) each director.(ii) executive officers

Table 2

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Francis L. Simola and (3)(5)(6) Veronica M. Simola 9408 Meadowbrook Ave. Philadelphia, Pa. 19118	1,092,432	4.85%
Simco Group, Inc. (4) 1800 E. Sahara, Suite 107 Las Vegas, Nevada 89104	1,910,664	8.48%
Joseph C. Cahill (5)(6) 45 Overlea Lane Aberdeen, NJ 07747	82,779	0.37%
Robert W. Yoho (5)(6) 13799 Park Blvd. North Seminole, FL 33776	300,000	1.33%
Dean Calton (6) 1346 LaVernia Road LaVernia, TX 78121	51,500	0.23%
Grayling Hofer (6) 2406 Crow Valley San Antonio, TX 78270	7,000	0.03%
Total Common Stock Owned by Officers & Directors	3,444,375	15.28%

(1) The nature of beneficial ownership for all shares is sole voting and investment power.
(2) The per cent of class is all common stock.
(3) Includes minor children
(4) Simco Group Inc., a privately held Nevada Corporation, (100%) owned by Francis L. Simola and Veronica M. Simola.
(5) Director
(6) Executive Officer

SHARES AVAILABLE FOR FUTURE SALE

As of November 8, 2004, we had 22,539,337 shares outstanding. As of November 8, 2004, we had 8,053,094 common stock purchase warrants and stock options outstanding which include 758,370 options for shares of common stock under our 2002 Stock Option Plan. We also filed a registration statement for 4,966,959 shares of common stock, All of our outstanding shares of common stock, as well as the shares of common stock issuable pursuant to the distribution reserve and upon exercise of outstanding stock unit awards and stock options, are or will be freely tradable without restriction or further registration under the federal securities laws, except to the extent they are held by one of our affiliates, as that term is defined in Rule 144 under the Securities Act.

In general, under Rule 144 as currently in effect, sales by an "affiliate" of ours are limited within any three month period to a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock or (ii) the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which a notice of sale is filed with the SEC. As currently defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Sales by affiliates under Rule 144 are also subject to certain other restrictions relating to manner of sale, notice and the availability of current public information about us.

Prior to the offering, there has been a limited public market for our common stock, and no prediction can be made as to the effect, if any, that this offering will have on the market price of the common stock. Nevertheless, sales of significant amounts of such shares in the public market or the availability of large amounts of shares for sales could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of its equity securities. See "Risk Factors"—Sales of our common stock in connection with this offering could adversely affect our stock price."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans from Executive Officers. We have received funding on several occasions from Simco Group, Inc, ("Simco"), a separate legal entity wholly-owned by the our chairman and chief executive officer.During the year ended December 31, 2003 we received $161,108 as a short term loan from Simco Group. During the year ended December 31, 2002 we received $196,760 as a short-term loan from Simco Group. The advances bear an interest rate of 8% and are payable on demand. No payments were made against the advance principal made in 2002 or 2003. The debt is convertible to common stock as calculated at 50% of the bid price at the end of the quarter preceding conversion.

During 2001, Simco Group was issued 262,500 shares of common stock for payment of loans, interest and financing fees and consulting services. During 2000, Simco Group converted $400,000 of its loans to us into 800,000 shares of our common stock.

During 1999, our directors received an annual payment of 2,500 shares of common stock, at a fair market value of $1.00 per share, for directors' fees. After 1999, the directors were not compensated**.**

Stock Options Granted to Directors and Executive Officers. For more information regarding the grant of stock options to directors and executive officers, please see "Management—Director Compensation" and "—Executive Compensation."

Indemnification and Insurance. Our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Nevada. We intend to enter into indemnification agreements with all of our directors and executive officers and to purchase directors' and officers' liability insurance. In addition, our certificate of incorporation will limit the personal liability of our board members for breaches by the directors of their fiduciary duties. See "Management-- Limitation of Liability and Indemnification." Our Articles of Incorporation, as amended, limit, to the maximum extent permitted by law, the personal liability of our directors and officers for monetary damages for breach of their fiduciary duties as directors and officers, except in certain circumstances involving certain wrongful acts, such as a breach of the director's duty of loyalty or acts of omission which involve intentional misconduct or a knowing violation of law.

Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their articles of incorporation or bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the officer or director that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Executive Compensation And Employment Agreements. Please see "Management--Executive Compensation" and "Management---Stock Options" for additional information on compensation of our executive officers. Information regarding employment agreements with several of our executive officers is set forth under "Management--Employment Agreements."

LEGAL MATTERS

Our attorney Charles A. Cleveland, P.S., Attorney at Law, Suite 304, Rock Pointe Corporate Center, 1212 North Washington, Spokane, Washington, 99201-2401, will pass upon the validity of the issuance of the shares of common stock offered hereby and certain other legal matters.

EXPERTS

Our consolidated financial statements and the related financial statements for the year ended December 31, 2003, included in this prospectus, have been audited by William & Webster, P.S. of Spokane, Washington, as set forth in their report included in this prospectus and have been included in reliance upon such representation of and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common shares offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common shares, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER SECURITIES LAWS AND OTHER MATTERS

Nevada law provides that Nevada corporations may eliminate or limit the personal liability of its directors and officers. This means that the articles of incorporation could state a dollar maximum for which directors would be liable, either individually or collectively, rather than eliminating total liability to the full extent permitted by the law.

Our Charter provides that a director or officer is not be personally liable to us or our shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statures, 78.300. In addition, Nevada Revised Statutes, 78.751 and Article XI of our Bylaws, under certain circumstances, provided for the indemnification of the officers and directors of the Company against liabilities which they may incur in such capacities.

The Bylaws also provide that we can purchase and maintain insurance or other financial arrangements on behalf of any person who otherwise qualifies as an Indemnitee under the foregoing provisions. Other financial arrangements to assist the Indemnitee are also permitted, such as the creation of a trust fund, the establishment of a program of self-insurance, the securing of our obligation of indemnification by granting a security interest or other lien on any of our assets (including cash) and the establishment of a letter of credit, guaranty or surety.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable

FEDERAL TAX CONSIDERATIONS

Purchasers of shares of our Common Stock will receive no tax benefits from their ownership other than those normally incurred pursuant to long-term/short-term capital gains and losses upon the sale of shares. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 the maximum tax rate on most types of long-term capital gain is reduced from 20% to 15%. The rates return to normal for taxable years beginning after December 31, 2008.

Common stock that is beneficially owned by an individual United States holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes. The individual's gross estate might also include the value of common stock which is held indirectly by the individual through one or more domestic or foreign entities.

Dividends on common stock paid to a United States holder are not subject to backup withholding tax. The maximum tax rate on dividends was generally reduced from 38.6% to 15% under the Jobs and Growth Tax Relief Reconciliation Act of 2003. This change in the law is effective for tax years beginning after December 31, 2002. The 15% rate continues through 2008 and drops to zero for 2008. The rates return to normal for taxable years beginning after December 31, 2008.

United States holders should consult with their own tax advisors to determine the effect of federal, state, and local tax laws with regard to the purchase, ownership and disposition of shares of common stock.

Index to Consolidated Financial Statements

Audited Financial Statements

Unaudited Financial Statements

POWERCOLD CORPORATION

TABLE OF CONTENTS

December 31, 2003

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

To the Board of Directors
PowerCold Corporation
La Vernia, Texas

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheets of PowerCold Corporation as of December 31, 2003, 2002, and 2001, and the related consolidated statements of operations, and comprehensive loss, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PowerCold Corporation as of December 31, 2003, 2002, and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has sustained substantial operating losses in recent years and has a large accumulated deficit. Additionally, intangible assets comprise a material portion of the Company's assets. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

February 21, 2004

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com

POWERCOLD CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,		
	2003 (Restated)	2002 (Restated)	2001 (Restated)
ASSETS			
CURRENT ASSETS			
Cash	$ 374,678	$ 88,613	$ 285,937
Trade accounts receivable, net of allowance	2,388,495	296,179	174,455
Costs and estimated earnings in excess on contracts in progress	245,535	-	-
Inventory	11,156	180,433	241,853
Prepaid expenses	100,118	3,875	22,500
Total Current Assets	3,119,982	569,100	724,745
OTHER ASSETS			
Property and equipment, net	135,858	130,598	40,200
Patent rights and related technology, net	1,306,731	926,716	382,108
Securities available for sale	19,317	38,800	970,000
Deposits	10,828	5,661	8,970
Total Other Assets	1,472,734	1,101,775	1,401,278
NET ASSETS FROM DISCONTINUED OPERATIONS	-	13,675	698,169
TOTAL ASSETS	$ 4,592,716	$ 1,684,550	$ 2,824,192
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable and accrued expenses	$ 1,253,030	$ 335,250	$ 216,871
Billings in excess of costs and estimated earnings on contracts in progress	947,807	-	-
Commissions and royalty payable	8,180	55,066	55,067
Accounts payable, related party	417,236	196,760	-
Notes payable	334,014	34,014	36,329
Current portion of capital lease payable	630	3,321	3,018
Total Current Liabilities	2,960,897	624,411	311,285
CAPITAL LEASE PAYABLE, net of current portion	-	600	5,413
COMMITMENTS AND CONTINGENCIES	69,417	277,903	168,300
STOCKHOLDERS' EQUITY			
Convertible preferred stock, Series A, $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding	-	-	-
Common stock, $0.001 par value; 200,000,000 shares authorized, 21,576,750, 18,442,066, and 16,027,882 shares issued and outstanding, respectively	21,577	18,442	16,027
Additional paid-in capital	17,210,471	13,840,318	10,210,666
Stock options and warrants	588,507	504,998	471,980
Accumulated deficit	(16,277,470)	(13,620,922)	(9,329,479)
Accumulated other comprehensive income	19,317	38,800	970,000
Total Stockholders' Equity	1,562,402	781,636	2,339,194
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,592,716	$ 1,684,550	$ 2,824,192

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,		
	2003 (Restated)	2002 (Restated)	2001 (Restated)
REVENUES			
Contracts including equipment	$ 3,350,409	$ -	$ -
Equipment	720,067	1,505,890	814,338
Total Revenues	4,070,476	1,505,890	814,338
COST OF REVENUES			
Direct labor and equipment-contracts	1,920,854		
Direct labor and material-equipment	597,565	1,001,612	784,873
Manufacturing supplies	16,409	196,608	25,045
Shipping and handling	92,300	50,901	19,354
Total Cost of Revenues	2,627,128	1,249,121	829,272
GROSS PROFIT (LOSS)	1,443,347	256,769	(14,934)
OPERATING EXPENSES			
Sales, marketing and advertising	499,370	280,376	310,961
Salaries and benefits	1,137,926	1,067,326	592,248
General and administrative	877,831	610,134	39,361
Travel	243,422	169,885	72,362
Research and development	177,680	226,738	451,947
Leased equipment	-	6,703	25,376
Legal and accounting	81,039	237,916	115,489
Consulting	275,839	553,876	310,000
Occupancy	109,158	107,373	107,809
Bad debt expense	193,356	56,232	22,505
Loss on impairment of inventory	33,506	147,204	-
Depreciation and amortization	97,525	92,758	128,192
Total Operating Expenses	3,726,651	3,556,521	2,176,250
LOSS FROM OPERATIONS	(2,283,302)	(3,299,752)	(2,191,184)
OTHER INCOME (EXPENSES)			
Interest income	-	5,409	6,512
Interest and financing expense	(355,086)	(198,452)	(122,250)
Other income (expense)	-	53,540	47,138
Total Other Income (Expenses)	(355,086)	(139,503)	(68,600)
LOSS BEFORE INCOME TAX	(2,638,388)	(3,439,255)	(2,259,784)
INCOME TAX EXPENSE	-	-	-
LOSS FROM CONTINUING OPERATIONS	(2,638,388)	(3,439,255)	(2,259,784)
LOSS FROM DISCONTINUED OPERATIONS	(18,160)	(852,188)	(68,618)
NET LOSS	(2,656,548)	(4,291,443)	(2,328,402)
OTHER COMPREHENSIVE INCOME (LOSS)			
Unrealized gain (loss) on investments	(19,483)	(931,200)	970,000
COMPREHENSIVE LOSS	$ (2,676,031)	$ (5,222,643)	$ (1,358,402)
NET LOSS PER COMMON SHARE:			
BASIC AND DILUTED, CONTINUING OPERATIONS	$ (0.13)	$ (0.25)	$ (0.16)
BASIC AND DILUTED, DISCONTINUED OPERATIONS	$ nil	$ (0.05)	$ nil
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	20,163,045	17,117,692	15,005,371

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional		Stock Options	Accumulated Other	Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	and Warrants	Comprehensive Income	Stockholders' Equity
Balance, December 31, 2000	12,669,383	$ 12,669	$ 8,243,228	$ (7,001,077)	$ -	$ -	$ 1,254,820
Common stock issued for services at $0.59 per share	42,500	43	24,958	-	-	-	25,000
Common stock issued for consulting services at $0.50 per share	230,000	230	114,770	-	-	-	115,000
Common stock issued for conversion of debt at $0.56 per share	372,081	372	207,128	-	-	-	207,500
Common stock issued as prepayment of Rent at $0.50 per share	45,000	45	22,455	-	-	-	22,500
Common stock issued as interest and financing expense at $0.50 per share	240,419	240	122,010	-	-	-	122,250
Common stock issued as compensation at $0.50 per share	113,000	113	56,387	-	-	-	56,500
Common stock issued for payment of accounts payable at $0.75 per share	35,000	35	26,383	-	-	-	26,418
Common stock and options issued for acquisition of PSI at $2.16 per share	50,000	50	108,450	-	66,500	-	175,000
Common stock: 2,144,820 shares issued with 603,083 attached warrants for cash at $0.86 per share And 85,679 shares valued at $1.73 per share Less total issuing costs of $296,142	2,230,499	2,230	1,284,898	-	405,480	-	1,692,608
Unrealized gain on investments	-	-	-	-	-	970,000	970,000
Net loss, year ended December 31, 2001	-	-	-	(2,328,402)	-	-	(2,328,402)
Balance, December 31, 2001	16,027,882	16,027	10,210,666	(9,329,479)	471,980	970,000	2,339,194
Common stock issued for cash at and average of $1.54 per share less $4,642 for cost of issuance	1,658,666	1,659	2,520,492	-	39,975	-	2,562,126
Common stock issued as compensation at $0.58 per share	82,562	83	47,672	-	-	-	47,755
Common stock issued for services at $1.05 per share	440,956	441	462,309	-	-	-	462,750
Warrants exercised at $1.00 per share	32,000	32	62,341	-	(30,373)	-	32,000
Common stock rescinded for failure to perform	(50,000)	(50)	50	-	-	-	-
Common stock and options rescinded for acquisition of PSI	(50,000)	(50)	(108,450)	-	(66,500)	-	(175,000)
Common stock and options issued for the acquisition of Applied Building Technology, Inc. at $1.50 per share	300,000	300	449,700	-	41,416	-	491,416
Common stock options issued under the acquisition agreement for Ulitmate Comfort Systems	-	-	-	-	48,500	-	48,500
Beneficial conversion feature of convertible debt			195,538				195,538
Unrealized loss on investments	-	-	-	-	-	(931,200)	(931,200)
Net loss, year ended December 31, 2002	-	-	-	(4,291,443)	-	-	(4,291,443)
Balance, December 31, 2002	18,442,066	$ 18,442	$ 13,840,318	$ (13,620922)	$ 504,998	$ 38,800	$ 781,636

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (CONTINUED)

	Common Stock Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stock Options and Warrants	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2002	18,442,066	$ 18,442	$ 13,840,318	$ (13,620,922)	$ 504,998	$ 38,800	$ 781,636
Common stock issued as prepaid consulting at $0.75 per share	160,000	160	119,840	-	-	-	120,000
Common stock and warrants issued for cash at an average of $0.89 per shares less issuance costs of $25,800	2,317,300	2,317	1,859,008	-	170,800	-	2,032,125
Common stock issued for consulting at $0.79 per share	122,000	122	95,878	-	-	-	96,000
Warrants exercised at $1.50 per share	335,384	336	728,148	-	(224,707)	-	503,777
Common stock shares cancelled	(5,000)	(5)	(3,745)	-	-	-	(3,750)
Common stock issued as compensation	5,000	5	3,745	-	-	-	3,750
Common stock issued for the acquisition of Applied Building Technology, Inc. at $1.50 per share	200,000	200	299,800	-	-	-	300,000
Common stock options cancelled that were issued under the acquisition agreement for ComfortAir Solutions	-	-	48,500	-	(48,500)	-	-
Common stock options vested for the acquisition of Applied Building Technology, Inc.	-	-	-	-	58,916	-	58,916
Warrants issued for financing expense	-	-	-	-	127,000	-	127,000
Beneficial conversion featureof convertible debt	-	-	218,979	-	-	-	218,979
Unrealized loss on investments	-	-	-	-	-	(19,483)	(19,483)
Net loss, year ended December 31, 2003	-	-	-	2,656,548)	-	-	(2,656,548)
Balance, December 31, 2003	21,576,750	$ 21,578	$ 17,210,471	$ (16,277,470)	$ 588,507	$ 19,317	$ 1,562,402

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003 (Restated)	2002 (Restated)	2001 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (2,656,548)	$ (4,291,443)	$ (2,328,402)
Loss from discontinued operations	18,160	852,188	68,618
Net loss from continuing operations	(2,638,388)	(3,439,255)	(2,259,784)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	97,525	92,758	128,192
Bad debt expense	193,356	56,232	22,505
Impairment of inventory	33,506	147,204	-
Issuance of common stock for services	216,000	462,750	196,500
Issuance of common stock for compensation	3,750	47,755	-
Issuance of common stock for expenses	-	-	26,418
Issuance of common stock for interest and financing	-	-	122,250
Interest expense for beneficial conversion feature of convertible debt	218,979	195,538	
Warrants issued as financing expense	127,000	-	-
Settlement of commitments and contingencies	-	(109,603)	-
(Increase) decrease in assets:			
Accounts receivable	(2,745,670)	(178,642)	(140,705)
Receivable from related party	-	1,686	(1,686)
Inventories	135,771	(85,784)	(581)
Prepaid expenses	(96,243)	18,625	285,000
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses	977,780	118,377	71,912
Accounts payable, related party	-	-	(10,567)
Billings in excess of costs	702,272	-	-
Commissions payable	(46,887)	-	12,827
Net cash used in operating activities	(2,821,249)	(2,672,359)	(1,547,719)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(25,549)	(87,328)	(17,105)
Purchase of technology	-	(400,000)	-
Deposits	(5,167)	3,309	-
Investment in discontinued operations	(155,056)	174,992	(66,763)
Net cash used in investing activities	(185,772)	(309,027)	(83,868)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments on capital lease	(3,289)	(4,510)	(1,814)
Proceeds from issuance of shares under private placement	2,835,901	2,594,127	1,692,608
Repayment of borrowings	-	(2,315)	(6,999)
Proceeds from short-term borrowings	300,000	-	-
Proceeds from short-term borrowings, related party	160,476	196,760	232,500
Repayment of short-term borrowings, related party	-	-	(105,635)
Net cash provided by financing activities	3,293,088	2,784,062	1,810,660
Net increase (decrease) in cash	286,065	(197,324)	179,073
Cash at beginning of year	88,613	285,937	106,864
Cash at end of year	$ 374,680	$ 88,613	$ 285,937

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

SUPPLEMENTAL CASH FLOW INFORMATION:						
Interest paid	$	-	$	2,430	$	2,430
Income taxes paid	$	-	$	-	$	-
NON-CASH TRANSACTIONS:						
Issuance of common stock as prepayment for expenses	$	-	$	-	$	22,500
Issuance of common stock for compensation	$	3,750	$	47,755	$	-
Issuance of common stock for services	$	216,000	$	462,750	$	196,500
Issuance of common stock for expenses	$	-	$	-	$	26,418
Issuance of common stock for payment of interest and financing expenses	$	127,000	$	-	$	122,250
Issuance of common stock as stock offering costs	$	-	$	4,642	$	148,503
Issuance of common stock for payment of debt	$	-	$	-	$	207,500
Issuance of common stock and options for acquisition	$	358,916	$	491,416	$	175,000
Stock rescinded in disposition	$	-	$	(175,000)	$	-
Technology acquired by exchange of accounts receivable	$	460,000	$	-	$	-
Settlement of commitments and contingencies with options and cancellation of options	$	208,486	$	-	$	-

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

PowerCold Corporation, ("the Company"), was incorporated on October 7, 1987 in the State of Nevada. PowerCold is a solution provider of energy efficient products for the refrigeration, air conditioning and power industries. The Company designs, develops, markets and installs proprietary equipment to achieve significant electric power cost savings for commercial and industrial firms. PowerCold's energy efficient and environmentally safe products are designed to reduce power costs for air conditioning, refrigeration and on-site building power.

The Company derives its revenues from four principal product line applications. The first is proprietary applications for the HVAC industry, including patented four pipe integrated piping system for large commercial buildings and turnkey HVAC systems for light commercial national chain store applications. The second is a line of evaporative condensers and heat exchange systems and fluid coolers for the HVAC and refrigeration industry. The third is the design and production of unique chiller systems for the HVAC and refrigeration industry. The fourth is energy products including generators and engine driven chillers. The company also provides engineering services for installation of its equipment in new construction.

Effective August 1, 2002, PowerCold Corporation acquired 100% of the assets of Applied Building Technology, Inc. ("ABT"), a St. Petersburg, Florida based supplier of complete standardized heating, ventilation and air conditioning packages for standard-sized commercial buildings. ABT's assets were transferred into PowerCold's wholly owned subsidiary, PowerCold ComfortAir Solutions, Inc., formerly Ultimate Comfort Systems. See Note 5.

On December 1, 2001, PowerCold acquired all of the common stock of Power Sources, Inc., (hereinafter "PSI"), a newly formed entity engaged in the development and marketing of cogeneration systems technology. During the year ended December 31, 2002, the Company disposed of PSI. See Note 16.

On December 1, 2000, the Company acquired the assets of Ultimate Comfort Systems, Inc., including its technology rights, patent rights (U.S. Patent No. 5,183,102), and license agreement for integrated piping technology for a heating and air conditioning system. This acquisition gave the Company exclusive, non-transferable United States transfer rights to the aforementioned technology and all related assets. This technology was then placed into a newly formed, wholly owned subsidiary of the Company, PowerCold ComfortAir Solutions, Inc. formerly, Ultimate Comfort Systems. See Note 5.

The Company formed Alturdyne Energy Systems, Inc. in September 1999 to support the natural gas engine driven water chiller business. Subsequent to its formation, the entity has been essentially dormant. It was dissolved in June 2002.

On May 18, 1998, the Company incorporated a wholly owned subsidiary, Channel Freeze Technologies, Inc., ("CFTI") to acquire intellectual property rights of Channel Ice Technologies. During the year ended December 31, 2002, the Company disposed of CFTI. See Note 16.

On August 4, 1995, the Company acquired Nauticon, Inc., including its related technology and assets for 900,000 shares and 300,000 options (expired July 31, 2000) of the Company's stock. The assets currently include U.S. Patent No. 5,501,269 issued on March 26, 1996, and entitled Condenser Unit, and U.S. Patent No. 5,787,722 issued August 4, 1998, and entitled Heat Exchange Unit. During the year ended December 31, 2002, Nauticon's assets, liabilities and operations were absorbed into PowerCold Products, Inc., the Company's wholly owned subsidiary. Patents and acquired technology are amortized on a straight-line basis over a 15 year life, commencing with the beginning of product sales.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

On December 28, 1992, the Company acquired the patent rights (U.S. Patent No. 5,501,269) and related engineering and technology to a process of quick freezing food products, and cleaning and treating various nonfood products. This process is accomplished by using a circulating cryogenic liquid in a closed pressurized vessel system. The patent acquisition was made by issuing 2,414,083 shares of the Company's common stock. Two directors of the Company were also directors of the company selling the patent rights. Patents and acquired technology are amortized on a straight-line basis over a 15 year life, commencing with the beginning of product sales. The financial statements for prior periods have been restated for the discontinued segment of Technicold Services, Inc. See Note 16.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Methods
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of intercompany accounts and transactions. Wholly owned subsidiaries of the Company are listed in Note 13.

Reclassification & Restatements
Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the fiscal 2003 presentation. The reclassification principally consists of revised reporting of operating results of the discontinued segment of Technicold Services, Inc. in the prior fiscal periods. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented. See Note 17.

The financial statements for 2003 and 2002 have been restated to correct an error, the recognition of a beneficial conversion feature of the convertible loans made to the Company in 2003 and 2002. The effect of the restatement was to increase additional paid-in capital, increase net loss and increase interest expense for 2003 and 2002. See Note 21.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories
Inventories are stated at the lower of average cost or market on a first-in, first-out basis. See Note 6.

Fair Value of Financial Instruments
The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, advances from related party, trade accounts receivable, accounts payable, accrued expenses and notes payable. These instruments are accounted for on the historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2003, 2002 and 2001.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Derivative Instruments</u>
In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 149"). SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the financial position or results of operations of the Company.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At December 31, 2003, 2002 and 2001 the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

<u>Property and Equipment</u>
Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. See Note 7.

<u>Patents</u>
Patents and acquired technology are amortized on a straight-line basis over a 15 year life, commencing with the beginning of product sales.

<u>Concentration of Credit Risk</u>
The Company maintains its cash in several commercial accounts at major financial institutions. At December 31, 2003 the Company's cash balance in one account exceeded Federal Deposit Insurance Corporation (FDIC) limits by $200,000 and at December 31, 2001, the Company's cash balance, in two accounts, exceeded (FDIC) limits by $24,824 and $54,568.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (hereinafter "SFAS No. 141") and Statements of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (hereinafter "SFAS No. 142"). SFAS No. 141 provides for the elimination of the pooling-of-interests method of accounting for business combinations with an acquisition date of July 1, 2001 or later. SFAS No. 142 prohibits the amortization of goodwill and other intangible assets with indefinite lives and requires periodic reassessment of the underlying value of such assets for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142. Application of the nonamortization provision of SFAS No. 142 resulted in an increase in net income of approximately $10,000 in fiscal 2002 and in 2003.

Goodwill represents the excess of the purchase price and related direct costs over the fair value of net assets acquired as of the date of the acquisition. Goodwill was amortized on a straight-line basis over ten years through December 31, 2001. At January 1, 2002, the Company adopted SFAS No. 142, which eliminates amortization of goodwill. The Company periodically reviews its goodwill to assess recoverability based on projected undiscounted cash flows from operations. Impairments are recognized in operating results when a permanent diminution in value occurs.

All goodwill previously recorded on the balance sheet was considered fully impaired at December 31, 2003 due to the discontinued segment of Technicold Services, Inc.

Revenue Recognition
The Company recognizes revenue from product sales upon shipment to the customer. Service revenue is recognized when services are performed and billable.

During the last quarter of 2003, the Company adopted the percentage-of-completion method of accounting for long-term contracts. The Company believes that this method accurately reflects periodic results of operations. The financial statements for 2002 and 2001 have not been retroactively restated for the adoption of the percentage-of-completion method since the Company began its contracting activities during the year ended December 31, 2003.

The Company accounts for long-term contracts on the percentage-of-completion method, and income is recognized as work on contracts progresses, however, estimated losses on contracts in progress are charged to operations immediately.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. During the year ended December 31, 2003, the Company determined that current year bad debt charges were covered by the previously recorded allowance. As of December 31, 2003, the Company's management believed there were no uncollectible receivables and therefore no addition to the allowance account was deemed necessary at December 31, 2003.

The Company's policy is to accrue interest on trade receivables 30 days after invoice date. A receivable is considered past due if payments have not been received by the Company for 90 days. The Company endeavors to collect on its accounts or, if collection is unlikely, to repossess the related equipment.

Bad Debts Expense
The Company estimates bad debts utilizing the allowance method, based upon past experience and current market conditions. The Company recognized $193,356 of bad debt expense in the year ended December 31, 2003.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Product Warranties

The Company sold the majority of its products to consumers along with one-year unconditional repair or replacement warranties. Warranty expense is included in cost of sales.

Research and Development

Research and development expenses are charged to operations as incurred. The cost of intellectual property purchased from others that is immediately marketable or that has an alternative future use is capitalized and amortized using the straight-line method over the asset's estimated economic life, which is typically 10 years.

The Company periodically reviews its capitalized patent costs to assess recoverability based on the projected undiscounted cash flows from operations. Impairments are recognized in operating results when a permanent diminution in value occurs.

Advertising Expenses

Advertising expenses consist primarily of costs incurred in the design, development, and printing of Company literature and marketing materials. The Company expenses all advertising expenditures as incurred.

Stock Based Compensation

The Company accounts for stock issued for compensation in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." Under this standard, compensation cost is the difference between the exercise price of the option and fair market of the underlying stock on the grant date. In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company discloses the pro forma effects on net income and earnings per share as if compensation had been measured using the "fair value method" described therein.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick, and personal days off, depending on job classification, length of service, and other factors. The Company accrues vacation expense throughout the year and, if employees do not utilize their allotment, the Company will cash out all unused pay on the last calendar day of the year.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax bases of assets and liabilities using statutory income tax rates in effect for the year in which the differences are expected to reverse. See Note 14.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in Securities
Investments in debt and marketable equity securities are designated as trading, held to maturity, or available for sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Trading securities are reported at fair value, with changes in fair value included in earnings. Available for sale securities are reported at fair value, with net unrealized gains and losses included as a component of equity. Held to maturity securities are reported at amortized cost. Gains and losses on the sale of securities are determined using the specific identification method. For all investment securities, unrealized gains and losses that are other than temporary are recognized as a component of earnings in the period incurred. Market value is determined based on quoted market prices. At December 31, 2003, 2002 and 2001, all of the Company's investment securities were classified as available for sale. See Note 8.

Earnings Per Share
On January 1, 1998, the Company adopted SFAS No. 128, which provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Although there are common stock equivalents outstanding, they were not included in the calculation of earnings per share because they would have been considered anti-dilutive for the periods presented.

Accounting Pronouncements
In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with characteristics of both liabilities and equity" (hereinafter "SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not yet determined the impact of the adoption of this statement.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (hereinafter "SFAS No. 148"), "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the statement are effective for financial statements for fiscal years ending after December 15, 2002. As the Company accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees," the adoption of SFAS No. 148 has no impact on the Company's financial condition or results of operations. See Note 12.

Shipping and Handling Fees and Costs
The Emerging Issues Task Force ("EITF") issued EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs", which was adopted during fiscal 2001. The impact of adopting EITF No. 00-10 was to increase revenues and cost of sales by approximately $19,489 in 2001. All amounts in the accompanying consolidated statements of operations and comprehensive loss have been reclassified to reflect this adoption.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements, which contemplate continuation of the Company as a going concern, have been prepared in conformity with accounting principles generally accepted in the United States of America. At December 31, 2003, the Company had an accumulated deficit of $16,277,470 and recurring losses from operations for each year presented. Property, equipment and intangibles comprise a material portion of the Company's assets. The recovery of these assets is dependent upon achieving profitable operations. The ultimate outcome of these uncertainties cannot presently be determined. Management is actively seeking additional financing.

Additionally, management believes that prior acquisitions and the acquisition of technology will lead to the overall structure necessary to fulfill the Company's current strategic plans. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, and the success of its future operations. Management believes that actions presently being taken to obtain additional equity financing and increase sales provide the opportunity to continue as a going concern.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has received funding on several occasions from Simco Group, Inc, (“Simco”), a separate legal entity wholly owned by the Company's chairman and chief executive officer. This funding is unsecured, and due on demand.

During the year ended December 31, 2003, the Company received an additional $161,108 as a short-term loan from Simco and Simco was issued 160,000 shares of common stock for consulting services of $120,000. See Note 9 and 11. In addition, $60,000 of consulting fees have been accrued for consulting services provided by Simco during 2003.

During the year ended December 31, 2002, the Company received $196,760 as a short-term loan from Simco. See Note 9.

During 2001, Simco was issued 262,500 shares of common stock for payment of loans, interest and financing fees and consulting services. See Note 11.

NOTE 5 – ACQUISITIONS

<u>Acquisition of Applied Building Technology, Inc.</u>
Effective August 1, 2002, PowerCold Corporation acquired 100% of the assets of Applied Building Technology, Inc. (“ABT”), a St. Petersburg, Florida based supplier of complete standardized heating, ventilation and air conditioning packages for standard-sized commercial buildings. ABT’s assets were transferred into PowerCold’s wholly owned subsidiary, PowerCold ComfortAir Solutions, Inc., formerly known as Ultimate Comfort Systems.

As consideration for the acquisition of assets valued at $221,110, which include contracts in place and all intellectual property including patents, licenses and copyrights and the rights, title and interest in and to the name *Applied Building Technology, Inc.*, the Company paid the owners of ABT $65,000 in cash and 500,000 shares of PowerCold common stock at the fair market value of $450,000. In addition, PowerCold agreed to issue 175,000 options to the owners of ABT that will vest over a 3 year period. At December 31, 2002, 58,833 common stock options were vested with a fair market value of $41,416 and the Company recorded a commitment of $125,333 for the future vesting of the remaining options. The acquisition was accounted for under the purchase method.

NOTE 5 – ACQUISITIONS (Continued)

During the year ended December 31, 2003, an additional 58,833 common stock options were vested with a fair market value of $58,916 which reduced the commitment to $69,417 for the future vesting of the remaining options.

Acquisition of Power Sources, Inc.
On December 1, 2001, PowerCold acquired all of Power Sources, Inc. (hereinafter "PSI"), a privately held firm engaged in the developing and marketing of cogeneration systems technology. PSI was formerly a wholly owned subsidiary of Utility Metal Research Corp. ("UMRI").

In the acquisition, PowerCold agreed to issue over a two-year period a total of 150,000 shares of PowerCold common stock and 150,000 common stock options to UMRI. At December 31, 2001, the Company had issued 50,000 shares of its common stock (valued at $108,500) and 50,000 of its common stock options (valued at $66,500) to PSI, and had recorded a commitment of $227,000 for the future issuance of the remaining stock and options. This acquisition was accounted for under the purchase method of accounting.

Acquired in the transaction were trade receivables of $921,050, which were attributable to December 31, 2001 revenues, with the related assumption of $721,392 of accounts payable. Also acquired were contracts in place of $331,175 with $281,499 of accounts payable. The Company also acquired technology rights valued at $222,666. The assets and liabilities of PSI were subsequently transferred to PSI by UMRI upon the creation of PSI. PSI had no substantial operations prior to PowerCold's acquisition. The Company disposed of its interest in PSI in the year ended December 31, 2002. All issued common stock and common stock options were rescinded. See Note 16.

Acquisition of Heating and Air Conditioning System Technology
On December 1, 2000, the Company acquired the technology rights, patent rights, and license agreement for integrated piping technology relating to a heating and air conditioning system. This acquisition gave the Company exclusive, United States transfer rights to the technology and all related assets. In this transaction, the Company paid $65,000 cash, assumed two lines of credit (described in Note 9), forgave a payment of $28,571 from projects in process, issued 100,000 shares of its common stock (described in Note 11), granted 150,000 of stock options at $1.00 per share (described in Note 12). This technology was then placed into a newly formed, wholly owned subsidiary of the Company, PowerCold ComfortAir Solutions, Inc. formerly, Ultimate Comfort Systems.

Acquisition of Rotary Power Enterprise, Inc.
Pursuant to the terms of the Rotary Power Enterprise, Inc. acquisition agreement, effective October 1, 1998, the Company issued 100,000 shares of common stock in exchange for 100% of the outstanding stock of Rotary Power Enterprise, Inc., which was formed during 1998 for the purpose of developing a new product line for PowerCold. Rotary Power has been absorbed into PowerCold Products in the year ending December 31, 2002.

NOTE 6 – INVENTORY

Inventories are stated at the lower of average cost or market. The cost of finished goods includes the cost of raw material, direct and indirect labor, and other indirect manufacturing costs.

Inventories at December 31, 2003, 2002 and 2001 consist of the following:

	December 31, 2003	December 31, 2002	December 31, 2001
Materials inventory	$ 11,156	$ 180,433	$ 133,432
Finished goods inventory	-	-	108,421
	$ 11,156	$ 180,433	$ 241,853

Finished goods inventory consists of the specialized quick-freezing unit of the Company's Channel Freeze Technology, Inc. subsidiary held as of December 31, 2001 by PowerCold Products, Inc. During the year ended December 31, 2002, the Company discontinued Channel Freeze Technologies, Inc. and impaired the quick-freezing unit previously recorded as finished goods inventory. See Note 16. The Company also recorded an additional loss on impairment of materials inventory of $33,506 at December 31, 2003 and $147,204 at of December 31, 2002.

NOTE 7 – PROPERTY, EQUIPMENT AND INTANGIBLES

Property and equipment is summarized as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
Machinery and equipment	$ 139,128	$ 139,128	$ 37,158
Prototypes and molds	96,850	71,030	71,030
Furniture and fixtures	38,325	38,326	30,480
Total Property and Equipment	274,033	248,484	138,668
Less: Accumulated Depreciation	138,175	117,886	98,469
Net Property and Equipment	$ 135,858	$ 130,598	$ 40,199

NOTE 7 – PROPERTY, EQUIPMENT AND INTANGIBLES(Continued)

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $20,289 $19,417, and $7,068, respectively.

The Company's intangible assets are summarized as follows:

	December 31, 2002	December 31, 2002	December 31, 2001
Patents and related technology	$ 1,902,263	$ 1,441,416	$ 822,867
Less: Accumulated Amortization	595,532	514,700	440,759
Net Intangibles	$ 1,306,731	$ 926,716	$ 382,108

Amortization expense for the years ended December 31, 2003, 2002 and 2001 was $77,236, $73,341 and $121,124, respectively.

In order to acquire the licensed chiller technology and the related licensed chiller intellectual property from Alturdyne, Inc., PowerCold paid $400,000 in 2002 and in 2003 forgave an account receivable of $460,000 due from Alturdyne.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (hereinafter "SFAS No. 144"). SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations to include a "component of an entity" (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale, or has been disposed of, is presented as a discontinued operation if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component.

The Company adopted SFAS No. 144 effective August 1, 2001. Consequently, the operating results of TSI, which was disposed of during the year ended December 31, 2003, and of CFTI and PSI, which were disposed of during the year ended December 31, 2002, are included in discontinued operations. Assets and liabilities of TSI, CFTI and PSI have been restated as net assets from discontinued operations for the years ended December 31, 2002 and 2001. See Note 16.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (hereinafter "SFAS No. 143"). SFAS No. 143 establishes guidelines related to the retirement of tangible long-lived assets of the Company and the associated retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. The Company adopted SFAS No. 143 and the adoption did not have a material impact on the financial statements of the Company.

NOTE 8 - INVESTMENTS

In 1996, as part of a planned merger which never took place, the Company invested $1,000,000 in Rotary Power International, Inc. (hereinafter "RPI") in exchange for 2,000,000 shares of RPI's common stock. As the Company's investment in RPI represented more than 20% but less than 50% of RPI's common stock outstanding, the equity method was used to account for the Company's interest. Although the Company advanced additional funds of $216,768 to RPI, deteriorating financial conditions and increasing losses in RPI caused the Company to write off its entire investment in RPI by the end of 1997.

During 2001, the Company's investment in RPI decreased to less than 20% of RPI's stock outstanding. In view of the changed circumstances, the Company's management elected to recognize its investment in RPI as available for sale securities. As of December 31, 2001, the fair market value of these securities was $970,000. At December 31, 2002, the fair market value of the securities was reduced to $38,800. At December 31, 2003, the fair market value of the securities was reduced to $19,317. The reduction in the fair market value has not been recognized as other than temporary because, as a result of RPI's merger into another company in 2003, there was insufficient time and information in the months following year-end 2003 with which to apprise prospective expected volatility of the new investment holding. This change in value has been recognized as other comprehensive loss in accordance with SFAS No. 115.

NOTE 9 – NOTES PAYABLE

At December 31, 2003, 2002 and 2001, notes payable consisted of an unsecured line of credit bearing interest at 7% which was assumed as part of the consideration for the acquisition of a technology license and intellectual property in December 2002. See Note 5. The line of credit is payable to Royal Bank of Canada for $34,014 U.S. The Company made interest only payments on this line of credit which is unsecured. Interest expense on this loan was $2,430 for each of the years ended December 31, 2002 and 2001. During the year ended December 31, 2003, the Company discontinued making the interest payments and is disputing the loan.

The Company received from Simco $196,760 in unsecured advances during 2002 and an additional $161,108 during 2003. The advances bear interest at 8% and are payable on demand. No payments were made against the advance principal during 2002 or 2003. The debt is convertible to common stock as calculated at 50% of the bid price at the end of the quarter preceding conversion. The beneficial conversion feature of these loans is recorded as additional paid in capital. The interest expense, related to these loans, recorded in 2003 and 2002 is $218,979 and 195,538, respectively.

At December 31, 2001, notes payable consisted of two loans payable to Southtrust Bank, secured by G. Briley, the president of TSI, totaling $8,228, with annual interest rates of 14.99%. Both notes were repaid in 2002.

At year end December 31, 2003, the Company issued a promissory note for $300,000 with a non-detachable warrant to purchase up to 60,000 shares of common stock until May 10, 2004. This note is due May 10, 2004 and has no stated interest rate. The note may be converted to common stock at an exercise price of $1.50 until May 10, 2004.

NOTE 10 – PREFERRED STOCK

The Company is authorized to issue 5,000,000 shares of $0.001 par value preferred stock, which contains no voting privileges. Shareholders are entitled to cumulative dividends, and each share of preferred stock may be converted into the Company's common stock. Currently no shares have been issued.

NOTE 11 – COMMON STOCK

Upon incorporation, the Company was authorized to issue 200,000,000 shares of its $0.001 par value common stock.

During the year ended December 31, 2003, the Company issued 282,000 shares of common stock for prepaid consulting fees of $120,000 and services of $96,000. In addition 2,317,300 shares of common stock were issued for cash of $2,032,125 and 200,000 shares with a fair market value of $1.50 were issued for the acquisition of ABT. See Note 5. Additionally, 335,384 warrants were exercised for cash of $503,776. The Company issued 5,000 shares of common stock as compensation for $3,745 and cancelled 5,000 shares upon termination of an employee.

During the year ended December 31, 2002, the Company issued 1,658,666 shares of common stock for cash of $2,562,126. In the same period, 32,000 warrants were exercised at $1.00 per share; 82,562 shares of common stock were issued for compensation at the fair market value of the stock of $0.58 per share; and an additional 440,956 shares of common stock were issued for services at the fair market value of the stock of $1.05 per share. For the acquisition of Applied Building Technologies, the Company issued 300,000 shares of common stock with a fair market value of $1.50 per share. See Note 5.

During the year ended December 31, 2002, 50,000 shares of common stock were rescinded for failure to perform services and 50,000 shares of common stock and 50,000 common stock options were returned and cancelled by the Company when PSI was disposed of and returned to UMRI. See Note 5.

During the year ended December 31, 2001, the Company issued for cash 1,836,217 shares of common stock with 603,083 warrants attached. The stock was valued at $1,136,295 and the warrants were valued at $405,480. These warrants have an average exercise price of $1.10 and expire between May 31, 2002 and December 6, 2003. An additional 308,603 shares of common stock were issued for cash of $150,833. The Company issued 85,679 shares of common stock as commissions to various promoters for selling its stock. This stock was valued at the fair market value of $148,503. The Company issued 385,500 shares of common stock for consulting services valued at $115,000, general services valued at $25,000 and compensation valued at $56,500. The Company issued 372,081 shares of common stock to repay loans in the amount of $207,500 and 240,419 common stock shares for interest and financing expenses of $122,250. Additionally 45,000 common stock shares were issued for $22,500 in prepaid rent, 35,000 shares were issued to satisfy $26,418 of accounts payable and 50,000 common stock shares valued at $108,500 to acquire Power Sources, Inc. See Note 5.

NOTE 12 – STOCK-BASED COMPENSATION AND STOCK OPTIONS

During the year ended December 31, 2003, the Company issued 712,725 common stock options with an average exercise price of $1.37 per share and a fair market value of $492,597 as compensation. These options expire from February 2004 through December 2008.

During the year ended December 31, 2002, the Company issued 167,500 common stock options with an exercise price of $0.50 per share and a fair market value of $361,875 as compensation. These options expire from February through August 2005.

The Company issued 108,333 common stock options for acquisitions with a fair market value on the date of grant for $89,916, with an exercise price of $1.00 to $1.50. The Company also issued 255,000 common stock options for services for the fair market value on the date of grant for $192,100, with an exercise price of $1.50 to $3.00. These options expire from October 2004 through December 2005.

NOTE 12 – STOCK-BASED COMPENSATION AND STOCK OPTIONS (Continued)

The board of directors approved the exercise price of the options issued to employees to be discounted because the stock is restricted.

During 2001, the Company authorized and issued 895,000 options at an average exercise price of $0.96 for services, compensation and the acquisition of PSI. The options granted at December 1, 2001 were rescinded in the disposition of PSI. See Note 5.

The Company applies APB Opinion No. 25 in accounting for options and, accordingly, recognized no compensation cost for its stock options in 2003, 2002 and 2001. The following reflects the Company's pro forma net loss and net loss per share as if the Company had determined compensation costs based upon fair market values of options at the grant date, as well as the related disclosures required by SFAS 123:

		Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001
Net loss as reported	$	(2,656,548)	$	(4,291,443)	$	(2,328,402)
Adjustment required by SFAS 123		(492,597)		(553,975)		(345,277)
Pro forma net loss	$	(3,149,145)	$	(4,845,418)	$	(2,673,679)
Pro forma net loss per share, basic and diluted	$	(0.16)	$	(0.28)	$	(0.18)

	Number of Shares Under Option		Weighted Average Exercise Price
Outstanding January 1, 2001	2,797,558	$	0.74
Granted	895,000		0.96
Exercised	-		-
Rescinded or expired	-		-
Outstanding and exercisable, December 31, 2001	3,692,558		0.84
Granted	530,833		1.22
Exercised	-		-
Rescinded or expired	(127,500)		.88
Outstanding and exercisable at December 31, 2002	4,095,891		1.06
Granted	712,725		1.37
Exercised	(300,000)		0.50
Rescinded or expired	(456,333)		1.06
Outstanding at December 31, 2003	4,052,283	$	1.16
Exercisable at December 31, 2003	3,482,283	$	0.91

Weighted average fair value of options granted during 2003:	$	0.69

At December 31, 2003, exercise prices for outstanding options ranged from $0.50 to $1.50. The weighted average contractual life remaining of such options was 3 years.

NOTE 12 – STOCK-BASED COMPENSATION AND STOCK OPTIONS (Continued)

In accordance with Statement on Financial Accounting Standard No. 123, the fair value of the options granted was estimated using the Black-Scholes Option Price Calculation. The following assumptions were made to value the stock options:

Risk-free Interest Rate	4%
Expected Life	1 to 5 years
Expected Volatility	75%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.

In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

All options issued have been approved by the Company's board of directors but have not been approved by the Company's shareholders.

NOTE 13 – REPORTABLE SEGMENTS

PowerCold currently has three reportable business segments: PowerCold Corporation, PowerCold Products (formerly known as RealCold Products, Inc.), and PowerCold ComfortAir Solutions, Inc. (formerly known as Ultimate Comfort Systems, Inc.). PowerCold Products, Inc. designs and produces unique products for the refrigeration industry. PowerCold ComfortAir Solutions, Inc. holds the technology rights, patent rights and license agreement for an integrated piping technology for heating and air conditioning systems. PowerCold ComfortAir Solutions also provides contracting and consulting services related to this technology and PowerCold Corporation ("Corporate") provides financial services for its subsidiaries.

Segment information (after intercompany eliminations) for the years ended December 31, 2003, 2002, and 2001 are as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
Revenues:			
Corporate	$ -	$ -	$ -
PowerCold Products, Inc.	620,209	628,217	531,605
PowerCold ComfortAir Solutions	3,450,267	877,673	282,733
Total Revenues	$ 4,070,476	$ 1,505,890	$ 814,338
Operating income (loss):			
Corporate	$ (1,613,998)	$ (2,999,593)	$ (1,101,821)
PowerCold Products, Inc.	(759,357)	(1,113,179)	(1,016,673)
PowerCold ComfortAir Solutions	(283,193)	(178,671)	(209,908)
Net Loss	$ (2,656,548)	$ (4,291,443)	$ (2,328,402)

NOTE 13 – REPORTABLE SEGMENTS (Continued)

	December 31, 2003	December 31, 2002	December 31, 2001
Identifiable assets:			
Corporate	$ 1,520,292	$ 747,986	$ 2,022,870
PowerCold Products, Inc.	352,255	577,966	650,893
PowerCold ComfortAir Solutions	2,720,169	358,598	150,429
Total Identifiable Assets	$ 4,592,716	$ 1,684,550	$ 2,824,192
Depreciation and amortization:			
Corporate	$ -	$ -	$ 34,744
PowerCold Products, Inc.	86,301	81,963	82,855
PowerCold ComfortAir Solutions	11,224	10,795	10,593
Total Depreciation and Amortization	$ 97,525	$ 92,758	$ 128,192

All of the Company's assets are held within the United States.

PowerCold's reportable segments are strategic business units that offer different products or services. They are managed separately because each business requires different technology and marketing strategies.

The Company's subsidiary, PowerCold International. Ltd., is not included in the above information because it has no assets, liabilities or operations at December 31, 2003.

The Company did have sales in foreign countries through its subsidiaries, PowerCold Products, Inc and PowerCold ComfortAir Solutions, Inc. During the year ended December 31, 2003 and 2002 the Company had total foreign sales in the amount of $157,582 (3.9% of total revenue) and $253,271 (16.8% of total revenue, respectively.

NOTE 14 –INCOME TAXES

Provision for Taxes
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At December 31, 2003 the Company had net deferred tax assets calculated at an expected rate of 34% of approximately $4,100,000 principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset is present at December 31, 2003 and in prior years.

At December 31, 2002, the Company had net deferred tax assets of approximately $2,400,000, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine

NOTE 14 – INCOME TAXES (Continued)

that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at December 31, 2002.

The Company had accumulated net operating losses for income tax purposes of approximately $3,400,000 at December 31, 2000. At December 31, 2001, the Company's net operating losses increased by approximately $2,200,000. At December 31, 2002, the Company's net operating losses increased by approximately $3,800,000.

At December 31, 2003 the Company has net operating loss carryforwards of approximately $12,000,000, which expire in the years 2015 through 2023. The Company recognized approximately $97,000 of losses from issuance of common stock warrants for expense in fiscal 2003, which are not deductible for tax purposes and are not included in the above calculation of deferred tax assets. The change in the allowance account from December 31, 2002 to December 31, 2003 was $900,000.

The significant components of the approximate deferred tax asset at December 31, 2003, 2002 and 2001 were as follows:

	December 31, 2003		December 31, 2002		December 31, 2001	
Net operating loss carryforward	$	12,000,000	$	9,400,000	$	5,600,000
Warrants issued for expenses	$	97,000		-		-
Meal and entertainment	$	16,500	$	7,100	$	9,600
Unrealized net gain (loss) on investments	$	19,000	$	931,000	$	(970,000)
Deferred tax asset	$	4,100,000	$	3,200,000	$	1,900,000
Deferred tax asset valuation allowance	$	(4,100,000)	$	(3,200,000)	$	(1,900,000)

NOTE 15 – LEASES

Capital Lease
In 1999, the Company acquired a forklift, which was financed through a capital lease. This capital lease is payable in monthly installments of $297, with interest at 9.5%, through April 2004. The balance due at December 31, 2003 will be paid during the year ended December 31, 2004.

Operating Leases
The Company leases sales offices in Largo, Florida for $5,361 per month under an operating lease agreement, which expires July 31, 2008.

The Company leases sales offices and plant space in LaVernia, Texas for $3,625 per month under an operating lease agreement, which expires March 30, 2004.

Total rent expense for the year ended December 31, 2003 was $85,169 and December 31, 2002 was $36,000 and the year ended December 31, 2001 was $89,999.

The Company's subsidiary, Technicold Services, Inc. had a one-year lease for office space in San Antonio, Texas. The rent was $675 per month and the lease expired September 30, 2002.

NOTE 15 – LEASES (Continued)

Future minimum rental commitments are as follows:

Year Ending December 31,		Amount
2004	$	72,000
2005		63,780
2006		66,113
2007		68,762
2008		41,034
Total	$	311,689

NOTE 16 – DISPOSITION OF TECHNICOLD SERVICES, INC., CHANNEL FREEZE TECHNOLOGIES, INC. AND POWER SOURCES, INC.

During the year ended December 31, 2003 the Company elected to fully dispose of Technicold Services, Inc ("TSI"), and recorded costs associated from discontinued operations of $18,160.

The assets and liabilities disposed of from the discontinued operation of TSI were as follows:

Cash	$	8,187
Other Asset		675
Equipment, net		1,238
Goodwill, net		16,866
Total Assets	$	26,966
Account payable	$	6,136
Assets in excess of liabilities	$	20,830

During the year ended December 31, 2002, the Company elected to fully dispose of CFTI and recorded costs associated from discontinued operations of $563,358. The Company returned to CFTI's previous owners the entity's patent and intellectual property in exchange for a release from an unpaid liability of $200,000 and a release from any other contingent or future liabilities. The assets and liabilities disposed of from the discontinued operation of CFTI were as follows:

Manufacturing equipment, net	$	3,000
Patents and intellectual property, net		665,951
Total Assets	$	668,951
Account payable	$	200,000
Assets in excess of liabilities	$	468,951

During the year ended December 31, 2002, the Company disposed of Power Sources, Inc. ("PSI") by returning the acquired assets and liabilities to the original owner. The stock and options given as part of the acquisition were rescinded. The Company has recorded a net loss on disposition of $288,830 which has been reported as loss from discontinued operations.

NOTE 16 – DISPOSITION OF TECHNICOLD SERVICES, INC., CHANNEL FREEZE TECHNOLOGIES, INC. AND POWER SOURCES, INC. (Continued)

The assets and liabilities disposed of from discontinued operations of PSI were as follows:

Cash	$	879
Accounts receivable		921,050
Notes receivable		13,000
Total Assets	$	934,929
Accounts payable	$	791,392
Assets in excess of liabilities	$	143,537

The options granted at December 1, 2001 were rescinded in the disposition of PSI.

Costs associated with the disposal of TSI, CFTI and PSI were accounted for in discontinued operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (hereinafter "SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 was issued in June 2002, effective December 31, 2002 with early adoption encouraged. The effect on the Company's financial statement of the adoption of SFAS No. 146 is reflected in discontinued operations.

NOTE 17 – RESTATEMENT OF PRIOR YEARS' FINANCIAL STATEMENTS

In accordance with generally accepted accounting principals, the financial results of the business segments discontinued (of TSI, CFTI and PSI) are reported as discontinued operations. The Company's financial results of prior periods have been reclassified to reflect the discontinued operations of TSI in 2003. Condensed results of discontinued segments are as follows:

		December 31, 2003		December 31, 2002		December 31, 2001
Net Sales						
CFTI	$	-	$	-	$	-
PSI		-		-		129,758
TSI		17,750		90,032		67,751
Income (loss)		17,750		90,032		197,509
Income (Loss) Before Income Taxes						
CFTI		-		(94,401)		(80,120)
PSI		-		(145,299)		129,758
TSI		2,670		9,495		7,295
		2,670		(230,205)		56,933
Income Tax		-		-		-
Net Income (Loss)	$	2,670	$	(230,205)	$	56,933

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Accounts Payable
"Commitments and Contingencies" on the Company's balance sheet for the years ended December 31, 2002 and 2001 are the balances in the aggregate amount of $149,820 from vendors that could not be contacted or did not respond to management's correspondence.

NOTE 19- CONTRACTS IN PROGRESS

The Company recognizes construction contract revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenues recognized in excess of amounts billed are classified as current assets under costs and estimated earnings in excess of contracts in progress. The Company anticipates that substantially all incurred costs associated with contract work in progress at December 31, 2003 will be billed and collected in 2004. At December 31, 2003, the Company had completed 24 contracts and had 6 contracts in progress.

For the year ended December 31, 2003 contract amounts, costs, estimated earnings, and the related billings to date on completed contracts and contracts in progress were as follows:

	Contract Revenues Earned	Contract Costs Incurred	Gross Profit
Construction contracts in progress at December 31, 2003	$ 516,557	$ 413,161	$ 103,396
Construction contracts completed during the year	2,833,852	1,507,693	1,326,159
Total construction activity	$ 3,350,409	$ 1,920,854	$ 1,429,555

Contracts in progress as of December 31, 2003 were as follows:

Cumulative costs to date	$ 413,161
Cumulative gross profit to date	103,396
Cumulative revenue earned	516,557
Less progress billings to date	1,218,829
Net over billings	$ 702,272

The following is included in the accompanying balance sheet under these captions as of December 31, 2003:

Costs and estimated earnings on contracts in progress in excess of billings	$ 245,535
Billings in excess of costs and estimated earnings on contracts in progress	947,807
Net over billings	$ 702,272

NOTE 20 – BACKLOG

The following schedule summarizes the backlog on contracts during the year ended December 31, 2003. Backlog represents the amount of revenue the company expects to realize from work to be performed on uncompleted contracts in progress at year end and from contractual agreements on which work has not yet begun.

NOTE 20 – BACKLOG (Continued)

New contracts during the year	$	3,496,486
Less contract revenue earned during the year	$	2,833,852
Backlog balance, for installation contract only, at December 31, 2003	$	662,634

The Company also entered into additional contracts with estimated revenues of $1,600,000 between January 1, 2004 and March 15, 2004.

NOTE 21 – CORRECTION OF AN ERROR

The accompanying financial statements for 2003 and 2002 have been restated to correct an error, the recognition of a beneficial conversion feature of the loans made in 2003 and 2002. The effect of the restatement was to increase additional paid in capital, increase net loss and increase interest expense for 2003 and 2002 by $218,979 and $195,538 respectively, net of income tax ($0.01 per share). Accumulated deficit at the beginning of 2002 was not affected by this correction.

The fair market value of the stock at the date of the convertible debt issue in 2003 and 2002 was $1.39 and $1.61 per share, respectively.

	2003	2002
Debt at year-end	$ 220,566	$ 196,760
Conversion at 50% of fair market value at date of issuance of convertible debt	0.695	0.805
Number of convertible shares deemed converted	317,361	244,422
At the average of 50% of fair market value		
Conversion of 2002 debt 1.61-.81=.80		0.80
conversion of 2003 debt 1.39-.70=.69	0.69	
Value of the beneficial conversion	$ 218,979	$ 195,537

You should rely only on the information contained in this prospectus. We have not, and the selling stockholder has not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such broker or dealer.

POWERCOLD CORPORATION

5,072,995 Shares

Common Stock

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the common shares being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc.

Filing Fee—Securities and Exchange Commission	$	1,042.63
Fee—National Association of Securities Dealers		0
Fees and Expenses of Counsel		XXXXX[1]
Printing Expenses		XXXXX[1]
Fees and Expenses of Accountants		XXXXX[1]
Blue Sky Fees and Expenses		0
Transfer Agent Fees and Expenses		XXXX[1]
Miscellaneous Expenses		XXXXX[1]
Total	$	25,000*

* All expenses are estimated except the Commission filing fee.
* [1] To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Nevada Revised Statutes 78.037 provides that Articles of Incorporation can contain provisions which eliminate or limit the personal liability of our officers or directors and even stockholders for damages for breach of fiduciary duty, but a corporation cannot eliminate or limit a director's or officer's liability for acts or failure to act which are based on intentional misconduct, fraud, or a willful violation of law. Our Charter provides that a director or officer is not be personally liable to us or our shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statures, 78.300

Additionally, our By-laws provide that we will indemnify our officers and directors to the fullest extent permitted by the Nevada Revised Statutes, provided the officer or director acts in good faith and in a manner which he or she reasonably believes to be in or not opposed to the company's best interests, and with respect to any criminal matter, had no reasonable cause to believe that his or her conduct was unlawful. Our By-laws also provide that, to the fullest extent permitted by Section 78.751 of the Nevada Revised Statutes, we will pay the expenses of our officers and directors incurred in defending a civil or criminal action, suit or proceeding, as they are incurred and in advance of the final disposition of the matter, upon receipt of an undertaking acceptable to the Board of Directors for the repayment of such advances if it is ultimately determined by a court of competent jurisdiction that the officer or director is not entitled to be indemnified.

Subsection (1) of Section 78.7502 of the Nevada Revised Statutes empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Subsection (2) of Section 78.7502 of the Nevada Revised Statutes empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth in subsection (1) enumerated above, against expenses (including amounts paid in settlement and attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Subsection (3) of Section 78.7502 of the Nevada Revised Statutes provides that to the extent a director, officer, employee, or agent of a corporation has been successful in the defense of any action, suit, or proceeding referred to in subsections (1) and (2) or in the defense of any claim, issue, or matter therein, that person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934 or the Rules and Regulations of the Securities and Exchange Commission thereunder may be permitted under said indemnification provisions of the law, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, any such indemnification is against public policy and is, therefore, unenforceable.

ARTICLES AND BYLAWS. The Company's Articles of Incorporation (Article 12) and the Company's Bylaws (Article 11) provide that the Company shall, to the fullest extent permitted by law, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

Item 15. Recent Sales of Unregistered Securities

For the previous three years, the Company has sold the following securities which were not registered under the Securities Act. . We believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof, Regulation D promulgated thereunder ("Regulation D. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In each instance, the recipients were accredited investors, as that term is defined in Rule 501 of Regulation D, or were employees or independent contractors of ours. All recipients had adequate access, through their relationships with us, to information about us. Set forth below is a description of the issuances of unregistered securities made by the Company since its inception.

A. Issuances of Unregistered Securities

As of December 31, 2002, We accepted offers to purchase our shares of common stock from 1 individual and 3 foreign investors. These investors executed the investor subscription agreements prior to December 31, 2002. The total number of shares issued to such investors was 324,000. The shares of common stock were purchased at a price of $1.25 per unit. The aggregate purchase price for these shares of common stock was $405,000. Pursuant to the provisions of the private placement memorandum and investor subscription agreements, We also issued common stock purchase warrants to these investors to purchase an aggregate of 87,096 shares of our Company's common stock at $2.25 per share for a period of three years from the Initial Exercise Date as defined in the Warrant Agreement. Chesapeake Securities Corporation acted as placement agent in connection with our December 31, 2002, securities purchase agreements. Chesapeake Securities Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements. As consideration for Chesapeake Securities Corporation's services as placement agent in connection with these securities purchase agreements, we paid 10% of the gross proceeds, to Chesapeake Securities Corporation. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

As of December 31, 2002, we accepted offers to purchase our shares of common stock from 4 individuals. These investors executed investor subscription agreements prior to December 31, 2002. The total number of shares issued to such investors was 71,500. The shares of common stock were purchased at a price of $1.15 per share. The aggregate purchase price for these shares of common stock was $82,225. No warrants were issued and there was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933

As of June 16, 2003, we entered into securities purchase agreements with 36 individuals and entities for the purchase of an aggregate of $1,550,000.00 of our common stock. The shares of our common stock were purchased at a price of $1.00 per unit. Under the terms of the securities purchase agreements, we also issued common stock purchase warrants to the investors to purchase an aggregate of 310,000 shares of our common stock at $1.25 ($2.00 per agreement with quarterly price reduction of $0.25 commencing on June 17, 2003 until registration is filed) per share for a period of three years from the Initial Exercise Date as defined in the warrant agreement. Philadelphia Brokerage Corporation acted as placement agent in connection with the May 15, 2003, securities purchase agreements. Philadelphia Brokerage Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements. As consideration for Philadelphia Brokerage Corporation's services as placement agent in connection with these securities purchase agreements, we paid 8.0% of the gross proceeds, to Philadelphia Brokerage Corporation, and issued it a Warrant to purchase up to 70,000 shares of our common stock, exercisable at a price of $0.01 per share for a term of six years. On July 8, 2003, Philadelphia Brokerage Corporation exercised warrants to purchase 70,000 shares for $700 retaining a portion of the shares (24,500) and distributed the balance of the shares to certain employees. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

As of December 31, 2003, we accepted offers to purchase shares of our common stock from 10 individuals and entities. These investors executed the investor subscription warrant purchase agreements prior to December 31, 2003. The total number of shares issued to such investors was 321,850. The shares of common stock were purchased at a price of $1.50 per unit. The aggregate purchase price for these shares of common stock was $482,775. Chesapeake Securities Corporation acted as placement agent in connection with the December 31, 2003, securities purchase agreements. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933 All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

Between January 12, 2004 and February 27, 2004 we entered into loan agreements with individuals and entities in the principal amount of $1,650,000.00. The loans mature at various times from May 10, 2004 through June 28, 2004. The loans include a conversion option of $1.50 per share. Under the terms of the loans we also issued common stock purchase warrants to purchase an aggregate of 330,000 shares of our common stock at $1.50 per share for a period of one year from the closing date of the offering. The maturity date of the loan was extended to July 28, 2004 in consideration of an additional 165,000 warrants to purchase common shares at a price of $1.50 per share for a period of three years from the date of the bridge loan extension agreement. All of the foregoing individuals were existing shareholders of the Company. They also represented themselves as still being "accredited" as that term is understood under Regulation D, Rule 501 of the Securities Act of 1933.

<r>On May 20, 2004, George Briley, a former director exercised a warrant to purchase 150,000 shares of common stock at a price of $1.00 per share. The aggregate purchase price for these shares of common stock was $150,000. The securities in the foregoing offering were originally provided as compensation for services rendered for the Company. </r>

On June 1, 2004, Frank Hawkins (an affiliate of Hawk Associates) exercised a warrant he was assigned from Hawk Associates, to purchase 60,000 shares of common stock at a price of $1.00 per share. Mr. Hawkins acquired 60,000 shares from his exercise of such warrants. The aggregate purchase price for these shares of common stock was $60,000. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933.

On June 8, 2004, we accepted offers to purchase 100,000 shares of our common stock from 1 individual. This investor executed an investor subscription agreement prior to June 8, 2004. The shares of common stock were purchased at a price of $1.25 per share. The aggregate purchase price for these shares of common stock was $125,000. No warrants were issued and there was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933.

Between June 25, 2004 and June 28, 2004, we accepted offers to purchase our shares of common stock from 4 individuals. These investors executed investor subscription agreements prior to June 28, 2004. The shares of common stock were purchased at a price of $1.60 per share. The total number of shares issued to such investors was 209,375. The aggregate purchase price for these shares of common stock was $335,000. Under the terms of the securities purchase agreement, we also issued common stock purchase warrants to the individual investors to purchase 31,407 shares of common stock, exercisable for three years from the Initial Exercise Date. The exercise price for the warrants is $2.50 per share. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

Prior to July 19, 2004 a single investor acquired 90,295 shares for $153,501.50 for the conversion of a short term loan to PowerCold common stock at $1.70 per share. We issued warrants to purchase up to 120,000 shares of our common stock, exercisable at a price of $2.00 per share for a term of five years. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investor represented himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

On July 19, 2004, we accepted offers to purchase our shares of common stock from 1 individual. This investor executed an investor subscription agreement prior to July 19, 2004. The shares of common stock were purchased at a price of $1.60 per share. The total number of shares issued to such investors was 81,250. The aggregate purchase price for these shares of common stock was $130,000. Under the terms of the securities purchase agreement, we also issued common stock purchase warrants to the individual investor to purchase 40,625 shares of common stock, exercisable for five years from the Initial Exercise Date. The exercise price for the warrants is $2.00 per share. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933.

Prior to July 28, 2004 Michael Sasso & Donna Sasso acquired 16,667 shares for $25,000, Jennifer Zimmer & Mark Zimmer acquired 16,667 shares for $25,000, and Joseph M. Evancich acquired 33,333 shares for $50,000 with the exercise of their conversion option for owned bridge loan units to PowerCold common stock at $1.50 per share. The remaining bridge loan holders accepted cash for repayment of the bridge loan units. Philadelphia Brokerage Corporation acted as placement agent in connection with the loan agreements. As consideration for Philadelphia Brokerage Corporation's services as placement agent in connection with these securities purchase agreements, we paid 1.5% of the gross proceeds, to Philadelphia Brokerage Corporation, and issued it, on March 1, 2004, a Warrant to purchase up to 115,500 shares of our common stock, exercisable at a price of $1.00 per share for a term of six years. Philadelphia Brokerage Corporation subsequently transferred and assigned warrants to acquire 115,500 shares to certain of its employees. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933.

On July 29, 2004 we entered into a securities purchase agreement with Laurus Master Fund, Ltd., a Cayman Islands company ("Laurus") for the purchase of a $5,000,0000 of a convertible term note ("Note"). Under the terms of the securities purchase agreement, we also issued common stock purchase warrants to Laurus to purchase 615,000 shares of common stock, exercisable for three years from the Initial Exercise Date. The exercise prices of the warrants are $2.63 for the 300,000 shares and $3.07 for the remaining shares. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. A Form D was issued in conjunction with the offering.

B. Issuances of Unregistered Securities for Services

(a)	(b)	(c)	(d)	(e)	(f)
Individual	***Number of Options Granted/Grant Date/Expiration Date***	***Exercise Price***	**Shares Issued/Date issued**	***Services Performed***	***Exemption***
George Briley	204,100; 10/1/99; 10/1/04	$1.00		services as a director and officer	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
G W Keller	75,000; 7/26/02; 7/26/05	$1.50	100,000 (issued 7/26/02)	exchange for assets of ABT	§4(2) of 1933 Act
Jose Morattalla	25,000; 12/23/02; 12/23/05	$1.75	25,000 (issued 12/23/02)	Acquisition of Intellectual Property	§4(2) of 1933 Act
Hawk Associates	;60,000 6/30/02: 6/30/05 70,000; 12/31/02; 12/31/05	60,000 @ $1.35 70,000 @ $1.50	(options transferred to Frank Hawkins- exercised by him on 6/6/04 of prior options granted 6/6/01 for $60,000)	public relations services performed from 1/1/02 through 6/30/02; and public relations services from 7/1/02 through 12/31/02	§4(2) of 1933 Act
Charles Cleveland	25,000; 9/10/01; 9/10/04	$1.00	-0-	legal services	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Stan Gray	50,000; 8/2/02; 8/1/04 50,000; 11/3/03; 8/1/05 50,000; 2/3/04; 8/1/06 50,000; 5/3/03; 8/1/06	50,000 @ $2.00 50,000 @ $2.50 50,000 @ $3.00 50,000 @ $3.50	-0-	investor relations services performed for a period of two years	§4(2) of 1933 Act
Richard Sweetser	75,000; 12/1/02; 12/1/05	$1.50	-0-	for services as an advisor to the Board of Directors	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
George More	75,000; 1/1/03/ 1/1/06	$1.50	-0-	for services as an advisor to the Board of Directors	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
WGS Capital, Inc./Peter Spreadbury	45,000; 2/8/04; 2/8/07	$1.65	-0-	investor relations services	§4(2) of 1933 Act
Bruce Babcock	75,000; 3/1/04; 3/1/07	$1.65	-0-	services as an advisor to the Board of Directors	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Chesapeake Securities Research Corp.	-0-	-0-	5,160(issued 6/19/03)	Investor relations/services in connection with a private placement	§4(2) of 1933 Act
Dennis Roth (employee of Chesapeake Securities Research Corp)	120,000; 7/12/01; 7/12/05 150,000; 7/12/02; 7/12/05	$1.00 $1.00	3,000 (issued 8/22/03); 6,000 (issued 7/24/02); 500 (issued 11/14/03; 20,640 (issued 6/19/03);	Investor relations/services in connection with a private placement	§4(2) of 1933 Act
Vince Gargiulo			5,000 (issued 1/31/04)	Internet Web Site Maintenance services	§4(2) of 1933 Act
Totals	1,199,100				

Item 16. Exhibits and Financial Statement Schedules

3.1 Instruments defining the rights of security holders including indentures Incorporated by reference to the Company's Registration Statement As Exhibit 4.7, on Form 8-A/12g, as filed on May 25, 2000.

3.2 Articles of Incorporation, of the Company. Incorporated by reference to the Company's Registration Statement as Exhibit 4.1, on Form 8-A/12g, as filed on May 25, 2000.

3.3 Amended and Restated Articles of Incorporation of the Company. Incorporated by reference to the Company's Registration Statement As Exhibit 4.5, on Form 8-A/12g, as filed on May 25, 2000.

3.4 Amended and Restated By-laws of the Company. Incorporated by reference to the Company's Registration Statement As Exhibit 4.6 on Form 8-A/12g, as filed on May 25, 2000.

4. Form of common stock Certificate of the Registrant. Incorporated by reference to the Company's Registration Statement As Exhibit 5, on Form 8-A/12g, as filed on May 25, 2000.

4.1 Securities Purchase Agreement

4.2 Secured Convertible Term Note

4.3 Common Stock Purchase Warrant

4.4 Registration Rights Agreement

5.1 Opinion of Counsel

21 Subsidiaries of the registrant

23.1 Accountant's Consent to Use Opinion

23.2 Counsel's Consent to Use Opinion (Included in Exhibit 5.1)

24.1 Power of Attorney (included as part of the signature pages for certain directors except as otherwise filed herein)

99.1 Form F-N*

* To be filed via amendment

Item 17. Undertakings
*
(a) Rule 415 Offering.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 (§239.13 of this chapter) or Form S-8 (§239.16b of this chapter) or Form F-3 (§239.33 of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. <r>

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. </r>

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Philadelphia, State of Pennsylvania, on August 14, 2004.
.

POWERCOLD CORPORATION

By: /s/ Francis L. Simola
President, Principal Executive Officer, CEO

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Francis L. Simola, as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or Blue Sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	**Date**	**Title**
/s/ Francis L. Simola	November 8, 2004	President, CEO, Principal Executive Officer, Director
/s/ Grayling Hofer	November 8, 2004	Treasurer, Principal Accounting Officer
/s/ Joseph C. Cahill	November 8, 2004	Secretary, /Principal Financial Officer, Director